Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

F.A.B. HOLDINGS I LP

CIFC ACQUISITION, LLC

and

CIFC LLC

Dated as of August 19, 2016

Exhibits
Exhibit A	Surviving Company LLC Agreement

Annexures
Annex A	Management Fees
Annex B-1	CLOs/CDOs
Annex B-2	Company Funds (other than CLOs/CDOs)
Annex B-3	Managed Accounts
Annex B-4	Sub-advisory Relationships

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of August 19, 2016 (as the same may be amended from time to time in accordance with its terms, this “Agreement”), among F.A.B. HOLDINGS I LP, a limited partnership organized and existing under the laws of Delaware (“Parent”), CIFC ACQUISITION, LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub”), and CIFC LLC, a Delaware limited liability company (the “Company”).  Capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in Section 10.13 hereof.

W I T N E S S E T H:

WHEREAS, the parties intend that Merger Sub be merged with and into the Company, with the Company surviving that merger on the terms and subject to the conditions set forth herein (the “Merger”), and subject to the provisions of the Limited Liability Company Act of the State of Delaware (the “Act”);

WHEREAS, in the Merger, upon the terms and subject to the conditions of this Agreement, each limited liability company interest (each a “Common Share”) in the Company having the rights and obligations specified with respect to Common Shares specified in the Amended and Restated Limited Liability Company Agreement of the Company, effective as of December 31, 2015 (the “LLC Agreement”), other than Excluded Shares, will be converted into the right to receive the Merger Consideration;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and its Shareholders (as defined in the LLC Agreement, each a “Shareholder” and, collectively, the “Shareholders”), and declared it advisable, to enter into this Agreement with Parent and Merger Sub, (ii) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend adoption of this Agreement by the members of the Company;

WHEREAS, as a condition to Parent entering into this Agreement and incurring the obligations set forth herein, concurrently with the execution and delivery of this Agreement, Parent is entering into a Voting Agreement with a Shareholder of the Company (the “Voting Agreement”) pursuant to which, among other things, such Shareholder has agreed, subject to the terms thereof, to vote all Common Shares owned by such Shareholder in accordance with the terms of the Voting Agreement;

WHEREAS, concurrently with the execution of this Agreement, certain holders of Company Shares have agreed (or may agree after the date hereof) (the “Rollover Holders”) to contribute certain Common Shares to Parent and/or have Parent assume certain Company Share Awards (such Common Shares and Company Share Awards, collectively, the “Rollover Shares”), pursuant to one or more Rollover Agreements (each, a “Rollover Agreement” and collectively, the “Rollover Agreements”, and such contributions and assumptions, collectively, the “Rollover Contributions”) between each such Rollover Holder and Parent, pursuant to which the parties thereto have agreed that, in connection with the Merger and subject to the terms and conditions thereof, immediately prior to the Effective Time, the Rollover Holders shall effect the Rollover Contributions and Parent shall issue to each Rollover Holder equity interests in Parent determined in accordance with such Rollover Holder’s Rollover Agreement (such transactions, collectively, the “Contribution and Issuance”);

WHEREAS, the Board of Directors of Parent has unanimously approved this Agreement and declared it advisable for Parent to enter into this Agreement;

WHEREAS, the Board of Directors of Merger Sub has unanimously approved this Agreement and declared it advisable for Merger Sub to enter into this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition to the willingness of the Company to enter into this Agreement, Parent and Merger Sub have delivered to the Company (a) the Equity Commitment Letter of the Sponsor, dated as of the date of this Agreement, pursuant to which the Sponsor has agreed to fund, subject to the terms and conditions contained in the Equity Commitment Letter, the Equity Financing and (b) the guarantee of Sponsor (the “Guarantor”), dated as of the date hereof, in favor of the Company (the “Guarantee”) pursuant to which the Guarantor is guaranteeing the obligations of Parent and Merger Sub in connection with this Agreement as specified therein; and

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the transactions contemplated hereby and also to prescribe various conditions to the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I.

THE MERGER

Section 1.1.           The Merger.  Upon the terms and subject to the conditions hereof, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving entity in the Merger (the “Surviving Company”), shall, by virtue of the Merger, continue its existence under the laws of the State of Delaware.

Section 1.2.           Closing.  Unless this Agreement shall have been terminated pursuant to the provisions of Section 9.1, the closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on the third Business Day after the satisfaction or waiver (subject to applicable Law) of the conditions to Closing set forth in ARTICLE VIII hereof (excluding conditions that, by their terms, cannot be satisfied until the Closing Date, but subject to the satisfaction or, where permitted, waiver of those conditions as of the Closing), unless another time or date is agreed to in writing by the parties hereto (the actual date of the Closing, the “Closing Date”).  The Closing shall be held at the offices of Dechert LLP, 1095 Avenue of the Americas, New York, New York 10036, unless another place is agreed to in writing by the parties hereto provided, however, that any party may participate remotely by electronic delivery of documents and/or funds.

Section 1.3.           Effective Time.  Upon the Closing, the parties shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”).  The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such subsequent time as Parent and the Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4.           Effects of the Merger.  The Merger shall have the effects set forth in the Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers, and franchises of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company.

Section 1.5.           Limited Liability Company Agreement.  The LLC Agreement of the Company will be amended in connection with the Merger to read in its entirety as set forth on Exhibit A hereto, shall be the limited liability company agreement of the Surviving Company and thereafter may be amended as provided therein or by Law, subject to Section 6.2.

Section 1.6.           Directors; Officers.  The directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Company and the officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Company, in each case, until their respective successors are duly elected and qualified or until their death, resignation or removal in accordance with the Act and the limited liability company agreement of the Surviving Company.

ARTICLE II.

EFFECT OF MERGER ON CAPITAL STOCK

Section 2.1.           Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Company or the holder of any capital stock of Parent, Merger Sub or the Company:

(a)           Cancellation of Certain Common Shares.  Each Common Share that is owned by Parent, Merger Sub or the Company (as treasury stock or otherwise) or any of their respective direct or indirect wholly owned Subsidiaries (other than shares held by any Subsidiary of the Company, which shall remain outstanding with appropriate adjustment to the number thereof to preserve its relative interest in the Company, and other than shares held on behalf of third parties) will automatically be cancelled and retired and will cease to exist, and no consideration will be delivered in exchange therefor.

(b)           Conversion of Common Shares.  Each Common Share that is issued and outstanding immediately prior to the Effective Time (other than (i) shares described in Section 2.1(a), (ii) Dissenting Shares and (iii) Rollover Shares (each, an “Excluded Share” and collectively, the “Excluded Shares”)) will automatically be converted into solely the right to receive, in cash, the Merger Consideration, payable upon surrender of such shares in the manner provided in Section 2.4.

(c)           Cancellation of Common Shares.  All Common Shares shall cease to be outstanding and shall be cancelled and retired and shall cease to exist, and, in the case of book-entry shares (“Book-Entry Shares”), the names of the former registered holders shall be removed from the registry of holders of such shares, and, subject to Section 2.1(a) and Section 2.3, each holder of Book-Entry Shares and each holder of a certificate which immediately prior to the Effective Time represented any such Common Shares (each, a “Certificate”) shall thereafter cease to have any rights with respect to such Common Shares, except, in the case of the Company Shares that are not Excluded Shares, the right to receive the Merger Consideration in accordance with Section 2.4.

(d)           Conversion of Merger Sub Capital Stock.  Each common share of Merger Sub that is issued and outstanding immediately prior to the Effective Time will automatically be converted into one (1) common share representing one membership interest of the Surviving Company.

(e)           Adjustments to Prevent Dilution.  If prior to the Effective Time, the Company should, subject to and in accordance with Section 5.1, split, combine, or otherwise reclassify the Common Shares or any rights, warrants or options to acquire any Company Securities, or pay a dividend or other distribution in Common Shares or otherwise change the Common Shares into any other securities, or make any other such dividend or distribution in equity interests of the Company in respect of the Common Shares, then any number or amount contained herein which is based upon the price or the number of Common Shares will be appropriately adjusted to reflect such split, combination, reclassification, dividend or other distribution or change.

Section 2.2.           Treatment of Equity Awards.

(a)           Company Share Options.  The Company shall take all actions as may be necessary so that, at the Effective Time, each option to acquire Common Shares (each, a “Company Share Option”) that has not been forfeited (or if previously forfeited, is required to be reinstated if a change in control event or sale event occurs within a specified period following such forfeiture) shall become fully vested to the extent not then fully vested, and each Company Share Option shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Common Shares subject to such Company Share Option, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Share Option; provided, however, that if the result in clause (y) equals or is less than zero, such Company Share Option shall be cancelled and forfeited with no payment due the holder thereof.  Parent shall cause the Surviving Company or one of its Subsidiaries to pay, through the Company’s regular payroll system on a special payroll date which shall have been established by Company with its payroll provider prior to Closing, the holders of Company Share Options the amounts due under this Section 2.2(a) (less all applicable withholding Taxes and deductions) as promptly as practicable (but in any event no later than three (3) days) after the Effective Time.

(b)           Company Share Awards.  The Company shall take all actions as may be necessary so that, at the Effective Time, each Company Share Award (other than any Company Share Award to be assumed by Parent pursuant to the Rollover Agreements) that has not been forfeited (or if previously forfeited, is required to be reinstated if a change in control event or sale event occurs within a specified period following such forfeiture) shall become fully vested if not already fully vested (and if such Company Share Award is subject to performance based vesting, such Company Share Award shall become vested based on the maximum level of performance for such Company Share Award except to the extent provided in Section 2.2(b) of the Disclosure Letter), and all Company Share Awards (other than any Company Share Award to be assumed by Parent pursuant to the Rollover Agreements) shall be cancelled and converted into the right to receive an amount in cash, without interest, equal to the product of (x) the aggregate number of Common Shares in respect of such Company Share Award (if such Company Share Award is subject to performance based vesting, such aggregate number of Common Shares shall be determined assuming the maximum level of performance for such Company Share Award except to the extent provided in Section 2.2(b) of the Disclosure Letter) multiplied by (y) the Merger Consideration.  Parent shall cause the Surviving Company or one of its Subsidiaries to pay the holders of Company Share Awards (other than any Company Share Award to be assumed by Parent pursuant to the Rollover Agreements), through the Company’s regular payroll system on a special payroll date which shall have been established by Company with its payroll provider prior to Closing, the amounts due under this Section 2.2(b) (less all applicable withholding Taxes and deductions) as promptly as practicable (but in any event no later than three (3) days) after the Effective Time (or at such later date as may be required to comply with Code Section 409A).

(c)           Company Warrant.  The Company shall take all actions as may be necessary so that, at the Effective Time, each warrant to acquire Common Shares (each, a “Company Warrant”) that has not been exercised shall be redeemed or cancelled in exchange for the right to receive (i) an amount in cash, without interest, equal to the product of (x) the aggregate number of Common Shares for which such Company Warrant is exercisable into, multiplied by (y) the excess, if any, of the Merger Consideration over the per share exercise price of such Company Warrant and (ii) dividends pursuant to Section 4.03 of the Warrant Agreement in an amount equal to $1.59 per Common Share, plus any dividends paid after the date hereof and prior to the Closing Date.  Parent shall cause the Surviving Company or one of its Subsidiaries to pay the holders of Company Warrants the amounts due under this Section 2.2(c) (less all applicable withholding Taxes and deductions) at the Closing.

Section 2.3.           Dissenting Shares.  Notwithstanding anything in this Agreement to the contrary, Common Shares that are issued and outstanding immediately prior to the Effective Time and that are owned by Shareholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) (as applicable to the Company pursuant to the LLC Agreement (the “Dissenting Shares”)) shall not be converted into the right to receive the Merger Consideration, unless and until such Shareholders shall have failed to perfect any available right of appraisal thereunder, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL (as applicable to the Company pursuant to the LLC Agreement).  If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the Common Shares held by such

Shareholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 2.1(b).  The Company shall give Parent (a) prompt written notice of any demands for appraisal filed pursuant to Section 262 of the DGCL (as applicable to the Company pursuant to the LLC Agreement) received by Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to Section 262 of the DGCL (as applicable to the Company pursuant to the LLC Agreement) and received by the Company, and (b) the opportunity to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL (as applicable to the Company pursuant to the LLC Agreement).  The Company shall not, except with the prior written consent of Parent, (i) make any payment with respect to any such demand, (ii) offer to settle or settle any such demand, or (iii) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with Section 262 of the DGCL (as applicable to the Company pursuant to the LLC Agreement).

Section 2.4.           Payment Fund and Payment Procedures.

(a)           Prior to the Effective Time, for the benefit of the holders of the Common Shares (other than Excluded Shares), Parent will designate, or cause to be designated, a bank or trust company that is reasonably acceptable to the Company (the “Paying Agent”) to act as agent for the payment of the Merger Consideration in respect of Certificates upon surrender of such Certificates (or effective affidavits of loss in lieu thereof that comply with the requirements of Section 2.5) and Book-Entry Shares in accordance with this ARTICLE II from time to time after the Effective Time.  At or prior to the Effective Time, Parent or Merger Sub will deposit, or cause to be deposited, with the Paying Agent sufficient cash in U.S. dollars to pay the aggregate Merger Consideration that is payable in respect of all of the issued and outstanding Common Shares, other than amounts to be paid through the Company’s payroll system, which shall be paid to the Company (the “Payment Fund”).  The Payment Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1(b).  Parent shall pay all charges and expenses, including those of the Paying Agent, in connection with the exchange of Common Shares for the Merger Consideration.  Parent will enter into a paying agent agreement on customary terms, which terms shall be in form and substance reasonably acceptable to the Company, prior to the Effective Time.

(b)           As promptly as practicable after the Effective Time and in any event no later than the second (2nd) Business Day following the Closing, Parent shall send, or cause the Paying Agent to mail to each holder of record of Common Shares (other than Excluded Shares) a letter of transmittal in customary form as reasonably agreed by the parties specifying that delivery will be effected, and risk of loss and title to Certificates and Book-Entry Shares will pass, only upon proper delivery of Certificates (or customary effective affidavits of loss in lieu thereof that comply with the requirements of Section 2.5) or Book-Entry Shares, as the case may be, to the Paying Agent and instructions for use in effecting the surrender of the Certificates (or customary effective affidavits of loss in lieu thereof that comply with the requirements of Section 2.5) and Book-Entry Shares in exchange for the Merger Consideration.

(c)           Upon the proper surrender of a Certificate (or customary effective affidavit of loss in lieu thereof that comply with the requirements of Section 2.5) or Book-Entry Share to the Paying Agent, together with a duly executed and properly completed letter of transmittal, and such other documents as may reasonably be requested by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive as promptly as practicable in exchange therefor cash in the amount (after giving effect to any required tax withholdings) that such holder has the right to receive pursuant to this ARTICLE II, and the Certificate (and the Common Shares represented thereby) or Book-Entry Share so surrendered will forthwith be cancelled; provided that, with respect to any Shareholder who surrenders Certificates or Book-Entry Shares at least three (3) Business Days prior to the Effective Time together with a properly completed letter of transmittal and such other proper documentation as the Paying Agent reasonably requests (which letter of transmittal and other documentation Parent will cause the Paying Agent to provide promptly upon request of a Shareholder, but in no event later than five (5) Business Days prior to the Effective Time) the Paying Agent shall pay to such Shareholder by wire transfer of immediately available funds on the Closing Date the amount such Shareholder has the right to receive pursuant to this ARTICLE II.

(d)           Until such Certificates (or customary effective affidavits of loss in lieu thereof that comply with the requirements of Section 2.5) or Book-Entry Shares, as the case may be, are so properly delivered, each such Certificate or Book-Entry Share, as the case may be, shall represent after the Effective Time for all purposes only the right to receive the Merger Consideration payable in respect thereof, subject to the terms set forth in Section 2.3.  No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares.

(e)           In the event of a transfer of ownership of the Common Shares that is not registered in the transfer records of the Company, cash to be paid upon due surrender of the Certificate or Book-Entry Share may be paid to such a transferee if the Certificate or Book-Entry Share formerly representing such Common Shares is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable.

(f)            Any funds included in the Payment Fund may be invested by the Paying Agent, as directed by Parent; provided that such investments shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed by, the United States of America and backed by the full faith and credit of the United States of America.  Any interest and other income resulting from such investments shall promptly be paid to Parent. Nothing contained herein and no investment losses resulting from investment of the Payment Fund shall diminish the rights of any holder of Certificates or Book-Entry Shares to receive the Merger Consideration as provided herein. If for any reason (including losses) the Payment Fund is at any time inadequate to pay the amounts to which holders of Common Shares shall be entitled under Section 2.1(b), Parent shall take all steps necessary to promptly deposit additional cash in U.S. dollars with the Paying Agent sufficient to make all payments required under this Agreement, and Parent and the Surviving Company shall in any event be liable for the payment thereof.

(g)           Any portion of the Payment Fund that remains undistributed to the holders of the Certificates or Book-Entry Shares twelve (12) months after the Effective Time will be delivered to the Surviving Company, on demand, and any holder of a Certificate or Book-Entry Share who has not theretofore complied with this ARTICLE II will thereafter look only to the Surviving Company for payment of his or her claims for Merger Consideration.  Notwithstanding the foregoing, none of Parent, Merger Sub, the Company, the Surviving Company, the Paying Agent or any other Person will be liable to any Person in respect of any Merger Consideration from the Payment Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5.           Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon (a) the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Company, (b) the posting by such Person of a bond in such reasonable amount as the Surviving Company may direct as indemnity against any claim that may be made against it with respect to such Certificate and (c) the delivery of any other documentation (including an indemnity in customary form) reasonably requested by Parent, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration with respect to the Common Shares formerly represented thereby.

Section 2.6.           Withholding Rights.  Each of the Paying Agent, the Surviving Company and Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Common Shares or any holder of a Company Equity Award or Company Warrant such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax Law.  To the extent that amounts are so withheld by the Surviving Company or Parent, as the case may be, and duly paid to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Common Shares or the holder of a Company Equity Award or Company Warrant in respect of which such deduction and withholding was made by the Surviving Company or Parent, as the case may be.

Section 2.7.           Contribution and Issuance.  Immediately prior to the Effective Time, the Rollover Holders and Parent shall effectuate the Contribution and Issuance in accordance with the Rollover Agreements, pursuant to which each such Rollover Holder shall receive equity interests in Parent determined in accordance with such Rollover Holder’s Rollover Agreement.  The Company shall take such actions as are necessary and reasonably requested by Parent in order to allow the consummation of the transactions contemplated by the Rollover Agreements, including the assumption by Parent of certain Company Share Awards, provided, that such actions shall not have an adverse effect on the Company or its equityholders (other than delaying the deductibility of such Company Share Awards upon vesting).

Section 2.8.           Further Assurances.  At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

Section 2.9.           Stock Transfer Books.  At the close of business, New York time, on the day the Effective Time occurs, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Common Shares thereafter on the records of the Company.  From and after the Effective Time, the holders of Certificates or Book-Entry Shares shall cease to have any rights with respect to such Common Shares formerly represented thereby, except as otherwise provided herein or by Law.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub as of the date hereof and as of the Closing Date, subject to exceptions and all matters set forth in (a) the corresponding sections or subsections of the Disclosure Letter delivered by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Disclosure Letter”) (it being understood that any matter disclosed in any section of the Disclosure Letter will be deemed to be disclosed in any other section of the Disclosure Letter to the extent that the applicability of such matter so referenced is reasonably apparent upon a reading of the disclosure without any independent knowledge on the part of the reader regarding the matter disclosed), or (b) the Company SEC Reports filed since January 1, 2014 and prior to the date hereof (but excluding any forward-looking disclosures set forth in any “risk factors” section, any disclosure in any “forward-looking statements” section and any other disclosures included therein to the extent they are primarily predictive or forward-looking in nature (other than those disclosures with respect to specific historical facts or events affecting the Company)), but excluding in the case of this clause (b) the representations and warranties of the Company set forth in Section 3.5 (Authorization and Validity of Agreement), Section 3.9(b) (Absence of Certain Changes or Events), Section 3.25 (No Brokers) and Section 3.26 (State Takeover Statutes), as follows:

Section 3.1.           Corporate Organization.  The Company and each of its Subsidiaries is a legal entity, duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite corporate, limited liability company, limited partnership or other entity power (as the case may be) to own, lease and operate all of its properties and assets and to conduct its business as currently conducted, except where the failure to be in good standing or have such power and authority would not, individually or in the aggregate, have a Company Material Adverse Effect.  Copies of the Company Organizational Documents and the organizational documents of each Subsidiary of the Company, in each case, with all amendments thereto to the date hereof, have been made available to Parent or its Representatives, and such copies are accurate, true and complete as of the date hereof.

Section 3.2.           Qualification to Do Business.  The Company and each of its Subsidiaries is duly qualified to do business as a foreign corporation, limited liability company, partnership or other entity (as the case may be) and is in good standing in every jurisdiction in which the character or location of the properties owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.3.           No Conflict or Violation.  The execution, delivery and performance by the Company of this Agreement and each Ancillary Agreement (including the consummation of the Merger) do not and will not, directly or indirectly, (i) violate, conflict with or result in a breach of any provision of any Company Organizational Document or the organizational documents of any of its Subsidiaries, Controlled Funds or, to the Knowledge of the Company, Non-Controlled Funds, (ii) subject to compliance with the requirements set forth in Section 3.4(c) and, in the case of the consummation of the Merger, obtaining the Required Company Vote, violate any provision of Law applicable to the Company or any Subsidiary thereof or any of their respective assets or properties, (iii) violate, conflict with or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any Material Contract (but only with respect to Material Contracts not otherwise terminable by the other party thereto on 90 days’ or less notice), or (iv) result in the creation or imposition of any Lien (other than any Permitted Lien) upon any of the assets, properties or rights of the Company or any of its Subsidiaries, except, in the case of each of clauses (ii) through (iv) above, as would not, individually or in the aggregate, have a Company Material Adverse Effect.

Section 3.4.           Consents and Approvals.  No Consent is required in connection with the execution and delivery of this Agreement and each Ancillary Agreement by the Company or the performance by the Company of its obligations hereunder (including the consummation of the Merger) and thereunder, except for: (a) the filing of the Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”); (b) applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) and as may be required under applicable state securities or “blue sky” Laws of the United States; (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (d) the filing with the SEC of a proxy statement (together with all customary proxy or other materials delivered in connection therewith, the “Proxy Statement”) relating to the meeting of the Shareholders of the Company to be held to consider the adoption of this Agreement (the “Company Shareholders Meeting”); (e) the Consents required or contemplated under the Advisers Act and any Investment Advisory Arrangements; (f) the filings or notices required by, and any approvals required under the rules and regulations of, any self-regulatory organization, including the NASDAQ Stock Market LLC (the “NASDAQ” and, each, a “Self-Regulatory Organization”); and (g) such Consents which if not obtained or made would not, individually or in the aggregate, have a Company Material Adverse Effect.  Section 3.4 of the Disclosure Letter contains a true and complete list as of the date hereof of (x) each Consent (including the party from whom such Consent must be obtained) required pursuant to any Investment Advisory Arrangement (each such Consent, an “Advisers Act Consent”), and (y) each Consent required to prevent or waive any put right, right of redemption, termination of the investment period, termination of the fund, default or other consequence materially adverse to the Company or any of its Subsidiaries pursuant to any Fund Document (each such Consent, an “Investor Waiver”), in the case of each of (x) and (y), in connection with the execution and delivery of this Agreement and each Ancillary Agreement by the Company or the performance by the Company of its obligations hereunder and thereunder (including the consummation of the Merger).

Section 3.5.           Authorization and Validity of Agreement.  The Company has the requisite limited liability company power and authority to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and, subject to, in the case of the consummation of the Merger, adoption of this Agreement by the affirmative vote or consent of the holders of a majority of the outstanding Common Shares (the “Required Company Vote”), to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and each Ancillary Agreement by the Company and the performance by the Company of its obligations hereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized and approved by the Board of Directors of the Company and all other necessary limited liability company action on the part of the Company, subject only, in the case of consummation of the Merger, to the receipt of the Required Company Vote, and no other corporate proceedings on the part of the Company (subject only, in the case of consummation of the Merger, to the receipt of the Required Company Vote) are necessary to authorize this Agreement and each Ancillary Agreement and the transactions contemplated hereby and thereby.  This Agreement and each Ancillary Agreement is, or when executed will be, duly and validly executed and delivered by the Company and, assuming due execution and delivery by Parent and Merger Sub, shall constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing.

Section 3.6.           Capitalization and Related Matters.

(a)

(i)            The authorized share capital of the Company consists of 600,000,000 shares, consisting of (i) 500,000,000 Common Shares and (ii) 100,000,000 Preferred Shares.

(ii)           As of the close of business on August 15, 2016 (the “Capitalization Date”), 23,624,014 Common Shares were issued and outstanding, and there were no Preferred Shares issued or outstanding.

(iii)          As of the Capitalization Date, Company Share Awards representing 2,319,471 Common Shares not subject to performance based vesting were issued and outstanding, Company Share Awards representing 659,800 Common Shares subject to performance based vesting (based on the maximum level of performance) were issued and outstanding, Company Share Options representing 3,185,313 Common Shares were issued and outstanding, of which 2,995,414 were vested and exercisable as of the Capitalization Date, and Company Warrants convertible into 2,000,000 Common Shares were exercisable.

(iv)          Section 3.6(a)(iv) of the Disclosure Letter sets forth as of the close of business on the Capitalization Date a list of each outstanding Company Equity Award and Company Warrant and (A) the name of the holder of such Company Equity Award and Company Warrant, (B) the number of Common Shares subject to such outstanding Company

Equity Award (based on the maximum level of performance for each Company Share Award that is subject to performance based vesting), (C) the date on which such Company Equity Award and Company Warrant was granted or issued, (D) the exercise price of each Company Share Option and Company Warrant, (E) the expiration date of each Company Share Option and Company Warrant, (F) the extent to which such Company Equity Award is vested as of such date, (G) if such Company Equity Award has performance-vesting criteria and (H) the amount of accrued dividend equivalents with respect to each Company Share Award and Company Warrant.

(v)           Section 3.6(a)(v) of the Disclosure Letter sets forth as of the close of business on the Capitalization Date the aggregate exercise price of all Company Share Options that have a per share exercise price that is less than the Merger Consideration.

(b)

(i)            The outstanding Common Shares have been, and all Common Shares which may be issued pursuant to the exercise or settlement of outstanding Company Equity Awards and Company Warrants are or will be when issued, duly authorized and validly issued and are fully paid, and an acquirer of Common Shares has no obligation to make further payments for its purchase of Common Shares or contributions to the Company solely by reason of the Common Shares or its status as a member of a limited liability company.

(ii)           Except for the Common Shares issued and outstanding as of the Capitalization Date as set forth in Section 3.6(a) (and any Common Shares issued following such date and prior to the date hereof upon the settlement or exercise of Company Equity Awards or Company Warrants), and the Company Equity Awards and Company Warrants listed on Section 3.6(a) of the Disclosure Letter, as of the date hereof, except as set forth on Section 3.6(b) of the Disclosure Letter, no equity interests of the Company are outstanding and neither the Company nor any Subsidiary thereof has outstanding (A) any securities convertible into or exchangeable for any shares of equity interests of the Company, (B) any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, repurchase rights, voting rights, commitments or claims of any other character relating to the issuance of, any equity interests of the Company or any stock or securities convertible into or exchangeable for any such equity interests, or (C) any stock appreciation rights, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any equity interests of the Company (the items in clauses (A), (B) and (C) immediately above, together with the Common Shares, being referred to herein collectively as the “Company Securities”).

(iii)          Neither the Company nor any Subsidiary thereof is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, to grant any Person a right to subscribe for or acquire, or to register under the Securities Act, any Company Securities.

(iv)          Neither the Company nor any Subsidiary thereof has outstanding any bonds, debentures, notes or other similar debt obligations the holders of which have the right to vote (or are convertible into or exercisable for securities having the right to vote) with the Shareholders of the Company or any such Subsidiary on any matter.

Section 3.7.           Subsidiaries.

(a)           Section 3.7(a) of the Disclosure Letter sets forth a complete and correct list, as of the date hereof, of (i) each Subsidiary of the Company, (ii) its place and form of organization and (iii) the owner(s) of its capital stock, membership interests or other ownership interests, as applicable, to the extent such owner is not the Company or another wholly-owned Subsidiary of the Company, together with the amount and/or percentage of ownership interests owned by each such Person.  Except as set forth on Section 3.7(a) of the Disclosure Letter, the Company does not, directly or indirectly, own or hold any capital stock, membership interests or other ownership interests in any other Person.

(b)

(i)            All of the outstanding shares of capital stock, or membership interests or other ownership interests, of each Subsidiary of the Company, as applicable, are validly issued, fully paid and nonassessable.

(ii)           The Company or a Subsidiary thereof has, as of the date hereof and shall have on the Closing Date, valid and marketable title to all of the shares of capital stock of, or membership interests or other ownership interests in, each Subsidiary of the Company, free and clear of any Liens other than Liens arising under applicable federal and state securities Laws or, in the case of any non-wholly-owned Subsidiary, the restrictions contained in the organizational documents of such Subsidiary as in effect on the date hereof.

(iii)          Neither the Company nor any Subsidiary thereof has outstanding (A) any securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, (B) any rights to subscribe for or to purchase or any options for the purchase of, or any agreements providing for the issuance (contingent or otherwise) of, or any warrants, calls, repurchase rights, voting rights, commitments or claims of any other character relating to the issuance of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or any stock or securities convertible into or exchangeable for any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, or (C) any stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company (the items in clauses (A), (B) and (C) immediately above, together with any capital stock of, or membership interests or other ownership interests in, any Subsidiary of the Company, being referred to herein collectively as the “Company Subsidiary Securities”).

(iv)          Neither the Company nor any of its Subsidiaries is subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire, to grant any

Person a right to subscribe for or acquire, or to register under the Securities Act, any Company Subsidiary Securities.

Section 3.8.           Company SEC Reports; Related Matters.

(a)           Except as disclosed on Section 3.8(a) of the Disclosure Letter, the Company or its predecessor registrant CIFC Corp. has timely filed or furnished, as applicable, each report, proxy statement, registration statement, prospectus, schedule, form, statement, certification and other document (including exhibits and all other information incorporated by reference therein) required to be filed or furnished by it with the SEC since January 1, 2014 (the “Company SEC Reports”).  As of their respective dates, after giving effect to any amendments or supplements thereto filed prior to the date hereof, the Company SEC Reports (including any schedules or exhibits included or incorporated by reference therein) (i) complied as to form in all material respects with the requirements of the Exchange Act, the Securities Act and the Sarbanes-Oxley Act, and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)           The audited consolidated financial statements and unaudited interim consolidated financial statements (including, in each case, the notes, if any, thereto) included in the Company SEC Reports (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates, (ii) were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC), and (iii) fairly presented (subject, in the case of the unaudited interim financial statements included therein, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and the absence of notes thereto) in all material respects the consolidated financial position of the Company (or its predecessor entities) and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of their operations and cash flows for the respective periods then ended.

(c)           As of the date hereof, the Company has delivered or made available to Parent all material written correspondence between the Company or any of its Subsidiaries, on the one hand, and the SEC, on the other hand since January 1, 2014, including any requests for information.  As of the date hereof, there are no material unresolved comments from SEC staff in comment letters with respect to Company SEC Reports.  As of the date hereof, the Company has not received any written notice that the SEC or any other Governmental Entity is conducting any review of any Company SEC Report.

(d)           Except as would not have a Company Material Adverse Effect, the Company has established and maintains a system of disclosure controls and procedures (as such term is defined in paragraph (e) of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act.  Such disclosure controls and procedures are designed to ensure that material information required to be disclosed by the Company in periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The Company’s internal controls over financial reporting provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with GAAP. Since January 1, 2014, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company’s Board of Directors (i) all known significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2014 to the date hereof.

(e)           The Company is in compliance in all material respects with all applicable provisions of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such act (the “Sarbanes-Oxley Act”) or the Exchange Act and the applicable listing and corporate governance rules of the NASDAQ.

Section 3.9.           Absence of Certain Changes or Events.  Since December 31, 2015 through the date of this Agreement, except in connection with the negotiation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (a) the business of the Company and each of its Subsidiaries has been conducted, in all material respects, in the ordinary course of business, (b) there has not been or occurred any Company Material Adverse Effect, (c) the Company has not taken any action that if taken after the date hereof and prior to Closing would require consent of Parent pursuant to Section 5.1(a)(iii) (sub-clauses (B)-(D)), Section 5.1(a)(iv), Section 5.1(a)(v), Section 5.1(a)(vi), Section 5.1(a)(ix), Section 5.1(a)(x), Section 5.1(a)(xi), Section 5.1(a)(xii), Section 5.1(a)(xiii), Section 5.1(a)(xiv), Section 5.1(a)(xv), and Section 5.1(a)(xvi), and (d) no executive officer or portfolio manager of the Company or its Subsidiaries has given written notice of his or her intention to resign from the Company and to the Company’s Knowledge there is no pending Governmental Investigation of any executive officer or portfolio manager of the Company or its Subsidiaries that would reasonably be expected to result in his or her debarment.

Section 3.10.        Tax Matters.

(a)           The Company and each of its Subsidiaries have filed when due all Tax Returns required by applicable Law to be filed with respect to the Company, each of its Subsidiaries and each of the Funds; all such Tax Returns are true, correct and complete in all material respects; and all Taxes owed by or on behalf of the Company, each of its Subsidiaries, and each of the Funds, whether or not shown due on any Tax Return, have been fully and timely paid.

(b)           Except as set forth in Section 3.10(b) of the Disclosure Letter, (i) there is no action, suit, proceeding, investigation, audit or claim now pending with respect to the Company, any of its Subsidiaries or the Funds in respect of any Tax, nor has any material claim for additional Tax been asserted by any taxing authority; (ii) there is no deficiency, refund litigation, proposed adjustment or matter in controversy with respect to any Taxes due and owing by the Company, any of its Subsidiaries or the Funds; (iii) each deficiency resulting from any completed audit or examination relating to Taxes of the Company, any of its Subsidiaries or the Funds by any taxing authority has been timely paid; (iv) no issues relating to Taxes were raised by the relevant taxing authority in any such completed audit or examination that would reasonably be expected to recur in a later taxable period, and (v) neither the Company, nor any of its Subsidiaries, nor any of the Funds have granted any requests, agreements consents or waivers to extend the statutory period of limitation applicable to the assessment of any Taxes with respect to any Tax Returns.

(c)           No written claim has been made by any Tax authority in a jurisdiction where the Company, any of its Subsidiaries, or any of the Funds does not currently file a Tax Return that the Company, any of its Subsidiaries or any of the Funds is or may be subject to any Tax in such jurisdiction, nor has any such assertion been threatened or proposed in writing by any Tax authority.

(d)           Neither the Company, nor any of its Subsidiaries, nor any of the Funds is (i) a member of an affiliated group (within the meaning of Section 1504(a) of the Code) or any other group that has filed a combined, consolidated or unitary income Tax Return, (ii) a party to any Tax sharing, indemnification or allocation agreement (other than any such agreement with service providers, customers, vendors, creditors or lessors entered into in the ordinary course of business, the principal purpose of which is not to address Tax matters), nor does the Company or any of its Subsidiaries owe any amount under any such agreement or (iii) liable for the Taxes of any Person under Treas. Reg. § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor or by Contract.

(e)           Neither the Company nor any of its Subsidiaries has participated in a “reportable transaction” described in Section 6707A(c)(1) of the Code.

(f)            Neither the Company, nor any of its Subsidiaries, nor any of the Funds has constituted either a “distributing corporation” or a “controlled” corporation (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for tax-free treatment under Section 355 of the Code (or so much of Section 356 as relates to Section 355) (i) in the two (2) years prior to the Closing Date or (ii) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the transactions contemplated by this Agreement.

(g)           Each Fund that is intended to be treated as a partnership for U.S. Federal income Tax purposes pursuant to the applicable Fund Documents is treated as such for U.S. Federal income Tax purposes.

(h)           None of the Company, any of its Subsidiaries (to the extent such entities are treated as transparent for U.S. federal income tax purposes), any of the Controlled Funds, or, to the Knowledge of the Company, any Non-Controlled Funds (in each case, to the extent such entities are treated as transparent for U.S. federal income tax purposes) generate any income that is “effectively connected with the conduct of a trade or business within the United States” within the meaning of Section 882 of the Code, including income that is treated as effectively connected under Section 897 of the Code.

(i)            For purposes of this Section 3.10, references to the Company, any of its Subsidiaries, or any of the Funds shall include any entity that was merged with or liquidated or converted into the Company, such Subsidiary or such Fund.

Section 3.11.        Undisclosed Liabilities.  The balance sheet of the Company dated as of December 31, 2015 contained in the Company SEC Documents is hereinafter referred to as the “Company Balance Sheet.” Except as set forth in Section 3.11 of the Disclosure Letter, neither the Company nor any of its Subsidiaries has any Liabilities other than Liabilities that (i) are reflected or recorded on the Company Balance Sheet (including in the notes thereto), (ii) were incurred since the date of the Company Balance Sheet in the ordinary course of business, (iii) are incurred in connection with the transactions contemplated by this Agreement or any other transaction or agreement contemplated by this Agreement whether due or to become due, (iv) would not have, individually or in the aggregate, a Company Material Adverse Effect, (v) arise from an existing Contract, or a Contract entered into in compliance with this Agreement, except to the extent such Liabilities arose or resulted from a breach or a default of such Contract, or (vi) are of a nature not required to be reflected on the consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP.  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment or agreement to become a party to, any joint venture, off-balance sheet partnership or any similar contract (including any contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the purpose or intended effect of such contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other Company SEC Reports.

Section 3.12.        Company Real Property.

(a)           Neither the Company nor any of its Subsidiaries own any real property.

(b)           Section 3.12(b) of the Disclosure Letter lists all of the Material Leases or a sublease of an interest thereunder.  The Company has provided or made available to Parent copies of all Material Leases as of the date hereof, including all material amendments thereto.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, the Company and each of its Subsidiaries has good leasehold title to the Company Real Property free and clear of any Liens other than Permitted Liens.

Section 3.13.        Funds; Clients; Assets Under Management.

(a)           Section 3.13(a) of the Disclosure Letter lists the name of each Subsidiary of the Company that is registered, licensed or qualified, or required to be registered, licensed or qualified, as an investment adviser under applicable Law as of the date hereof, as well as the Governmental Entity or Self-Regulatory Organization with which each such Subsidiary is (or is required to be) registered, licensed or qualified (each such registered Subsidiary, an “Investment Adviser Subsidiary”).

(b)           Prior to the execution of this Agreement, the Company has delivered or made available to Parent a true, correct and complete list of each Client as of June 30, 2016 (the “Base Date”), including with respect to each such Client whether the applicable Investment Adviser Subsidiary acts in a sub-advisory capacity, the assets under management and fee rate of such Client as of the Base Date (including the annualized investment management fees attributable to each Client as of the Base Date and any fee adjustments implemented since such date or proposed to be instituted) and for each such Client that is a Fund its jurisdiction of organization and jurisdiction in which it is licensed or qualified to or registered to do business.  Except as set forth in Section 3.13(b) of the Disclosure Letter, as of the date hereof, (i) no Client (or investor or trustee thereof) has given written or, to the Knowledge of the Company, other notice to the Company or any Subsidiary of its intention to terminate or materially reduce its relationship with the Company or any Subsidiary or to adjust the fee schedule with respect to any Investment Advisory Arrangement in a manner that would materially reduce the fee under such Investment Advisory Arrangement and (ii) except for the transactions contemplated by this Agreement, to the Knowledge of the Company no event has occurred that would permit the removal or termination of the Company or any Subsidiary with respect to any Investment Advisory Arrangement (whether now cured or uncured) and no event (whether now cured or uncured) that with the giving of notice or the passage of time or both would constitute any such event has occurred in connection with any Client and no allegation that any such event has occurred has been made in writing to the Company or its Subsidiaries.  No Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund is registered or required to be registered as an “investment company” pursuant to the Investment Company Act.

(c)           Each Fund is, and at all times since its launch date has been, duly organized, validly existing and, with respect to entities in jurisdictions that recognize the concept of “good standing,” in good standing under the laws of the jurisdiction of its organization and has the requisite corporate, trust, company or partnership power and authority to own its properties and to carry on its business as currently conducted, and is qualified to do business in each jurisdiction where it is required to be so qualified under applicable Law, except where failure to do so would not, individually or in the aggregate, have a Company Material Adverse Effect.  Except as set forth on Section 3.13(c) of the Disclosure Letter, each Fund has no Subsidiaries.  True, correct and complete copies of the Fund Documents (other than custody agreements, administration agreements, administrative services agreements, escrow agreements, subscription agreements, purchase agreements, underwriting agreements, insurance agreements, loan agreements, participation agreements, security agreements), due diligence questionnaires, investor reports, as applicable, or any other similar written agreements of a material nature, in any case pertaining to the Funds have been made available to Parent. All such documents, to the extent applicable, are valid and binding obligations of the applicable Controlled Fund, and, to the Knowledge of the Company, the applicable Non-Controlled Fund, and, to the Knowledge of the Company, are in full force and effect and enforceable against the other party or parties thereto in accordance with their terms (subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing), and each Controlled Fund and, to the Knowledge of the Company, each Non-Controlled Fund is in compliance with such documents, as applicable, in all material respects.  All marketing activities performed by the Company, its Subsidiaries, the Controlled Funds and, to the Knowledge of the

Company, the Non-Controlled Funds, and all sales of Fund interests to investors (to the Knowledge of the Company with respect to Non-Controlled Funds), have been conducted substantially as contemplated in the relevant offering documents, if any, and in compliance in all material respects with applicable Law, and no document used to offer Controlled Fund interests or, to the Knowledge of the Company, interests of a Non-Controlled Fund, contained, as of its date, any untrue statement of material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.  True, correct and complete copies of any audited and unaudited financial statements (including, in each case, the notes, if any, thereto) for each of the Funds for each year or other fiscal period beginning on January 1, 2014 and ending on or before June 30, 2016 have been made available to Parent.  Each such financial statement (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of its date, (ii) was prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto and except with respect to unaudited statements as permitted by the SEC), and (iii) fairly presented (subject, in the case of the unaudited interim financial statements included therein, to normal and recurring year-end adjustments as permitted by GAAP and the applicable rules and regulations of the SEC and the absence of notes thereto) in all material respects the financial position of the applicable Fund as of the date thereof and the results of its operations and changes in net asset value for the period then ended.  As of the date hereof, none of the Controlled Funds or, to the Knowledge of the Company, the Non-Controlled Funds has suspended investor redemptions or imposed any “gates” or currently contemplates taking any such actions.

(d)           Each existing Investment Advisory Arrangement is in compliance with the Advisers Act and applicable Law, and since January 1, 2014 (or its inception, if later), has been performed by the applicable Investment Adviser Subsidiary in accordance with its terms and applicable Law, in each case, in all material respects.  Each Client account has been managed and advised (and the fees and expenses payable thereunder have been calculated and charged) in compliance with the terms of the applicable Investment Advisory Arrangement, its investment guidelines and restrictions, any other Fund Document, the Advisers Act and applicable Law, in each case, in all material respects.  Section 3.13(d) of the Disclosure Letter sets out, as of the date hereof, each side letter or similar arrangement with any investor in a Fund, and since January 1, 2014, each side letter or similar arrangement has been performed by the Company or applicable Subsidiary in accordance with its terms and applicable Law, in each case, in all material respects.

(e)           With respect to each Fund, to the Knowledge of the Company, there are no errors (other than those which have been corrected and notified to the recipients of such reports) in any financial report delivered or made available to its investors (each, a “Fund Report”) pursuant to the applicable Fund Document that have resulted in or would result in distributions to investors other than in material compliance with such Fund Document.  Since the date of each Fund’s most recently delivered Fund Report, no occurrence, change or event that, individually, or in the aggregate with any such other occurrences, changes or events, has had a material adverse effect on the ability of the Company or its Subsidiaries or any such Fund to perform any of their respective obligations under any Fund Document. Except as set forth in Section 3.13(e) of the Disclosure Letter, with respect to each Controlled Fund (other than any CDO), and, to the Knowledge of the Company, each Uncontrolled Fund, since January 1, 2014, no event of default, termination event, collateral quality test failure, coverage test failure, concentration limit breach, over-collateralization trigger, interest coverage trigger or early amortization event (in each case whether now cured or uncured) and no event (in each case whether now cured or uncured) that with the giving of notice or the passage of time or both would constitute any such event of default, trigger or other event listed in this sentence, the occurrence of which would materially limit reinvestment activity (other than, in each case, those limitations which intrinsically occur (i) as the time remaining in the reinvestment period is reduced and (ii) after the completion of the reinvestment period) by the Company or its Subsidiaries or any such Fund under any applicable Fund Document or would materially and adversely impact the application of the funds of any such Fund has occurred and, to the Knowledge of the Company, no allegation that any such event of default, trigger or other event has occurred has been made in writing to the Company or its Subsidiaries.

(f)            Except as set forth in Section 3.13(f) of the Disclosure Letter, there is no judicial or administrative or arbitral action, cause of action, suit, investigation or audit, whether civil, criminal or regulatory, in law or in equity, in each case by, on behalf of, before or involving any court, tribunal, arbitrator or other Governmental Authority pending or, to the Knowledge of the Company, threatened against any Fund, or to which any Fund is otherwise a party.

(g)           Except as set forth in Section 3.13(g) of the Disclosure Letter, for any security issued pursuant to any CLO/CDO (other than any CDO) that was assigned a rating by any rating agency upon issuance thereof and such security remains outstanding as of July 31, 2016, (i) the rating assigned by each such rating agency to such security as of July 31, 2016 is not lower than the rating assigned to such security upon issuance thereof and no such rating has been withdrawn, and (ii) such security is not on a negative “watchlist” or similar rating agency status or, to the Knowledge of the Company, under review by any rating agency for possible downgrade.

(h)           Except as set forth in Section 3.13(h) of the Disclosure Letter, (i) there is no joint venture, strategic alliance, distribution, partnership, revenue share, settlement or similar Contract with a party other than the Company and its Subsidiaries, which involves a sharing of profits or expenses by or on behalf of the Company or its Subsidiaries, or payments by or on behalf of the Company or its Subsidiaries based on revenues, profits or assets under management of the Company or its Subsidiaries (including side arrangements to such effect) and (ii) there is no Contract, arrangement or understanding pursuant to which the Company or any of its Subsidiaries have undertaken or agreed to cap, discount, waive or reimburse any or all fees or charges payable by any of the Clients.

(i)            Except as set forth in Section 3.13(i) of the Disclosure Letter, no Fund is: (i) an employee benefit plan, as defined in Section 3(3) of ERISA, that is subject to Title I of ERISA; (ii) a Person acting on behalf of such a plan; or (iii) an entity whose assets include the assets of such a plan, within the meaning of ERISA and applicable regulations. Each such Fund has been managed by the Company such that the Company has used commercially reasonable efforts to be in compliance in all material respects with the applicable requirements of ERISA and Section 4975 of the Code.  The Company is a qualified professional asset manager (a “QPAM”) (as such term is used in Prohibited Transaction Class Exemption 84-14) (the “QPAM

Exemption”) and, to the extent the Company has relied upon the QPAM Exemption for any transaction negotiated by or under the authority and general direction of the Company as a QPAM, to the Knowledge of the Company, is not disqualified from relying on the QPAM Exemption with respect to such transactions due to the application of Section I(g) of the QPAM Exemption.

Section 3.14.        Intellectual Property.

(a)           Company-Owned IP.  Section 3.14(a) of the Disclosure Letter contains a true and complete list, as of the date hereof, of all Company-Owned IP that is the subject of any issuance, registration, certificate, or application therefor by, to or with any Governmental Entity or domain name registrar, including registered trademarks, registered copyrights, issued patents, domain name registrations and pending applications for any of the foregoing.

(b)           Title.  The Company or one of its Subsidiaries is the sole owner of all Company-Owned IP, and no Company-Owned IP at Closing will be subject to any Liens other than Permitted Liens, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(c)           Use.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company or one of its Subsidiaries owns or has the right to use all Intellectual Property used in the Company’s or its Subsidiaries’ respective businesses as currently conducted.

(d)           Non-Infringement.  To the Knowledge of the Company, (i) the products and services and the business of the Company or any of its Subsidiaries as currently conducted do not infringe, misappropriate or violate the Intellectual Property rights of any third party; (ii) in the past two (2) years, the Company has not received any written cease and desist or other written notice alleging that the Company’s or its Subsidiaries’ products or services or business infringes, misappropriates or violates the Intellectual Property rights of any third party, (iii) no third party is infringing upon, violating or misappropriating any Company-Owned IP in any manner that is likely to result in a Company Material Adverse Effect; and (iv) in the past two (2) years neither the Company nor any of its Subsidiaries has sent any written notice to any Person alleging that such Person is infringing, misappropriating or violating any Company-Owned IP.  Notwithstanding anything to the contrary in this Agreement, this Section 3.14(d) constitutes the sole representation and warranty of the Company under this Agreement with respect to infringement, misappropriation and violation of Intellectual Propriety rights.

(e)           Privacy.  Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, the Company and all of its Subsidiaries have complied in all material respects with (i) all of their privacy policies, (ii) all applicable privacy Laws and (iii) all contractual commitments that the Company or any of its Subsidiaries have entered into with respect to information from or about a Person, including information which is used or intended to be used by the Company or any of its Subsidiaries to identify, contact or precisely locate an individual (“Personal Information”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company and its Subsidiaries, since January 1, 2014, there have been no violations of any privacy Laws or privacy policies, and no data breaches involving any Personal Information, and there are no pending or, to the Knowledge of the Company, threatened claims against the Company or any of its Subsidiaries by any Person challenging the Company’s policies or practices with respect to privacy and data security. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have commercially reasonable measures in place to safeguard the security, confidentiality, and integrity of Personal Information in their possession or control from unauthorized access, and since January 1, 2014, neither the Company, any of its Subsidiaries, nor to the Company’s Knowledge, any other Person, has made any illegal or unauthorized use of Personal Information collected by or on behalf of the Company or any of its Subsidiaries.

Section 3.15.        Licenses and Permits.  Except as has not, individually or in the aggregate, had a Company Material Adverse Effect, (i) (A) the Company and its Subsidiaries, and (B) to the Knowledge of the Company, their officers and employees with respect to their direct participation in the Company’s and its Subsidiaries’ business, each own or possess all right, title and interest in and to, and are in compliance in all material respects with all requirements under, each of their respective licenses, permits, franchises, registrations, authorizations, approvals and exemptions issued or granted to any of them by any Governmental Entity or any Self-Regulatory Organization (the “Licenses and Permits”) and have taken all necessary action to maintain such Licenses and Permits in full force and effect, (ii) each License and Permit has (with respect to officers and employees of the Company and its Subsidiaries, to the Knowledge of the Company) been duly obtained, is valid and in full force and effect, and is not subject to any pending or, to the Knowledge of the Company, threatened administrative or judicial proceeding to revoke, cancel, suspend, modify or declare such License and Permit invalid in any respect, and (iii) the Licenses and Permits are sufficient and adequate to permit the continued lawful conduct of the business of the Company and its Subsidiaries as conducted as of the date hereof, and none of the operations or activities of (A) the Company or its Subsidiaries or (B) to the Knowledge of the Company, their officers and employees with respect to their direct participation in the Company’s and its Subsidiaries’ business, are being conducted in a manner that violates any of the terms or conditions under which any License and Permit was granted.

Section 3.16.        Compliance with Law.

(a)           The operations of the business of the Company, its Subsidiaries and the Funds are, and since January 1, 2014, have been, conducted in accordance with all applicable Laws and other requirements of all Governmental Entities or Self-Regulatory Organizations having jurisdiction over such entity or its assets, properties and operations, except where the failure to so conduct such operations has not had, individually or in the aggregate, a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is registered or required to be registered as an “investment company” pursuant to the Investment Company Act.

(b)           Except as set forth on Section 3.16(b) of the Disclosure Letter, since January 1, 2014, none of the Company, its Subsidiaries, the Controlled Funds, or, to the Knowledge of the Company, any Non-Controlled Funds have received written notice from a Governmental Entity or Self-Regulatory Organization of any violation (or any investigation with respect thereto) of any Law or other requirement and none of the Company, its Subsidiaries, any Controlled Funds or, to the Knowledge of the Company, any Non-Controlled Funds is in default with respect to any Order applicable to any of its assets, properties or operations, except for such violations or defaults as would not be material to the Company and its Subsidiaries taken as a whole.

(c)           Each Investment Adviser Subsidiary is, and has been at all times since January 1, 2014, registered as an investment adviser under the Advisers Act.  No Subsidiary except the Investment Adviser Subsidiaries is or has been an “investment adviser” within the meaning of the Advisers Act since January 1, 2014.

(d)           No Investment Adviser Subsidiary or any officer, director or employee thereof is prohibited by any provision of the Advisers Act or the Investment Company Act from acting as an investment adviser or in a similar capacity and in a manner not generally applicable to other investment advisers.

(e)           Each Investment Adviser Subsidiary and its officers, directors and employees is duly registered, licensed or qualified as an investment adviser or investment adviser representative, as applicable, in each jurisdiction where the conduct of its business requires such registration, licensing or qualification and is in compliance with all U.S. federal and state and non-U.S. Laws requiring any such registration, licensing or qualification, except, in each case, as would not have, individually or in the aggregate, a Company Material Adverse Effect.  There is no Action by any Governmental Entity or Self-Regulatory Organization pending or, to the Knowledge of the Company, threatened, to terminate, suspend, limit or adversely modify any such registration, licensing or qualification.

(f)            Since January 1, 2014, (i) each Investment Adviser Subsidiary has timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, with (A) any applicable Governmental Entity and (B) any Self-Regulatory Organization, including all required Form PFs and Form ADVs and amendments to Form PF and Form ADV (including any amendment required under applicable Law to be filed to make the disclosure set out therein not inaccurate), and (ii) each Form ADV or amendment to Form ADV of each Investment Adviser Subsidiary, as of the date of filing with the SEC (and with respect to Form ADV Part 2B or its equivalent, its date) did not, as of such respective date, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except, in the case of (i) and (ii), as would not, individually or in the aggregate, have a Company Material Adverse Effect.  True, correct and complete copies of each Investment Adviser Subsidiary’s most recent Form ADV (Parts 1 and 2), reflecting all amendments thereto, have been made available to Parent.  At all times since January 1, 2014, the Investment Adviser Subsidiaries have been in compliance in all material respects with Rule 206(4)-2 under the Advisers Act.  Since January 1, 2014, none of the Company, any Subsidiary or any officer, director or employee thereof has paid, nor will any such Person pay, directly or indirectly, a cash fee to any Person for soliciting business of any kind, except for payments made in compliance in all material respects with applicable Law, including, without limitation, Rule 206(4)-3 under the Advisers Act.  At all times since January 1, 2014, the Company, its Subsidiaries and each officer, director and employee thereof has complied in all material respects with Rule 206(4)-5 under the Advisers Act (and any other applicable “pay-to-play” Laws) and the related record keeping requirements set forth in Rule 204-2 thereof.  None of the Company, its Subsidiaries or any of their “covered associates” has made a “contribution” to an “official” of a “government entity” (each as defined in Rule 206(4)-5) that has triggered or will trigger the ban on the receipt of compensation contained in Rule 206(4)-5(a)(1).

(g)           Except for such matters that would not, individually or in the aggregate, have a Company Material Adverse Effect, each Investment Adviser Subsidiary has implemented written policies and procedures as required by applicable Law (including Rules 204A-1 and 206(4)-7 under the Advisers Act), complete, current and correct copies of which (including any written reviews or reports under such policies and procedures documenting identified internal failures to comply with such policies and procedures since January 1, 2014 relating to compliance by each Investment Adviser Subsidiary and its employees subject thereto) have been delivered or made available to Parent and, except as otherwise noted in any such reviews or reports, to the Knowledge of the Company, since January 1, 2014, each Investment Adviser Subsidiary has been in material compliance with such policies and procedures.

(h)           None of the Company, any of its Subsidiaries, any officer, director or employee thereof or, to the Knowledge of the Company, any other “associated person” (as defined in the Advisers Act) thereof has been convicted of any crime or is, or has been subject to, any disqualification that, in either case, would be a basis for denial, suspension or revocation of registration of an investment adviser under Section 203(e) of the Advisers Act, nor is there any proceeding or investigation pending or, to the Knowledge of the Company, threatened, by any Governmental Entity or Self-Regulatory Organization, which would reasonably be expected to become the basis for any such disqualification, denial, suspension or revocation, other than ordinary investigations by the SEC’s Office of Compliance Inspections and Examinations or Division of Investment Management (such investigations, “Ordinary Examinations”).  To the Knowledge of the Company, none of the Company or any of its Subsidiaries is currently subject to any Ordinary Examination.

(i)            The Company has made available to Parent a true and correct copy of each material no-action letter and exemptive order issued by any Governmental Entity or Self-Regulatory Organization, to any of the Company or its Subsidiaries that remains applicable to its respective business as conducted on the date of this Agreement.  To the Knowledge of the Company, the Company and its Subsidiaries are in compliance in all material respects with any such no-action letters and exemptive orders.

(j)            None of the Company or any of its Subsidiaries is, or since January 1, 2014, has been, (i) a bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker within the meaning of any applicable Law, (ii) required to be registered, licensed or qualified as a bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker under any applicable Law, or (iii) subject to any material liability by reason of any failure to be so registered, licensed or qualified.  Since January 1, 2014, none of the Company or any of its Subsidiaries has received written notice of, and to the Knowledge of the Company there is no pending of threatened proceeding concerning, any failure to obtain any bank, trust company, introducing broker, broker, dealer, futures commission merchant, real estate broker, insurance company or insurance broker registration, license or qualification.  No officer, director or employee of the Company or any Subsidiary is required to be registered as a registered representative of a broker or dealer with any Governmental Entity or Self-Regulatory Organization.  Other than as disclosed in Section 3.16(j) of the Disclosure Letter, neither the Company nor any Subsidiary is or has been required to be registered as a commodity pool operator or commodity trading advisor under the Commodity Exchange Act or has filed any notice with the National Futures Association claiming an exemption from such registration.

(k)           None of the Company, any of its Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund has received, since January 1, 2014, any written notification or written communication (or, to the Company’s Knowledge, any other communication) from any Governmental Entity or Self-Regulatory Organization (i) asserting non-compliance with any applicable Law or Order, (ii) threatening to revoke any license, franchise, seat on any exchange, permit, or governmental authorization, (iii) requiring or requesting any of them (including any of the Company’s, its Subsidiaries’ or any Fund’s directors or controlling persons) to enter into a cease-and-desist order, agreement, or memorandum of understanding (or requiring the board of directors or similar governing body thereof to adopt any resolution or policy), or (iv) restricting or disqualifying them from engaging in their activities (except for restrictions generally imposed by rule, regulation or administrative policy on investment advisers generally).

(l)            None of the Company, any of its Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund is subject to any pending, or, to the Company’s Knowledge, threatened investigation, review or disciplinary proceedings by any Governmental Entity or Self-Regulatory Organization against the Company, any of its Subsidiaries or any Fund, or any officer, director or employee thereof.

(m)          None of the Company, any of its Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund is subject to any cease-and-desist or other order issued by, or a party to any written agreement, consent agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, subject to any order or directive by, a recipient since January 1, 2014 of any supervisory letter from, or has adopted since January 1, 2014 any board resolutions at the request of, any Governmental Entity or Self-Regulatory Organization, or been advised, since January 1, 2014, by any Governmental Entity or Self-Regulatory Organization that it is considering issuing or requesting any such agreement or other action or has pending or, to the Company’s Knowledge, threatened, regulatory investigation or review.  True and correct copies of all correspondence relating to any investigation, examination, review or inquiry by any Governmental Entity or Self-Regulatory Organization of (i) the Company, any of its Subsidiaries or any Controlled Fund or (ii) any Non-Controlled Fund to the extent in the possession of the Company or any Subsidiary, from January 1, 2014 through the date of this Agreement, have been made available to Parent or its Representatives, and all requests, recommendations or comments provided to the Company by a Governmental Entity or Self-Regulatory Organization in connection with any such investigation, examination, review or inquiry have been appropriately addressed or responded to, as the case may be, by the Company and/or its Subsidiaries and the Controlled Funds and, to the Knowledge of the Company, any Non-Controlled Fund, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.

(n)           Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (A) since January 1, 2014, the Company, each of its Subsidiaries, each of the Controlled Funds and, to the Knowledge of the Company, each of the Non-Controlled Funds has filed all reports, registrations and statements in a reasonably timely manner, together with any amendments required to be made with respect thereto, that were required to be filed under any applicable Law, with (i) any applicable Governmental Entity and (ii) any Self-Regulatory Organization (collectively, the “Reports”) and (B) as of their respective dates, the Reports (and to the Knowledge of the Company with respect to Reports of any Non-Controlled Fund) complied with the applicable Laws and Orders enforced or promulgated by the Governmental Entity or Self-Regulatory Organization with which such Reports were filed.

(o)           None of the Company, any Subsidiary or any executive officer of the Company or any Subsidiary, nor, to the Knowledge of the Company, any other officer or employee of the Company or any Subsidiary (i) has been indicted for or convicted of any felony or any crime involving fraud, misrepresentation or insider trading or (ii) is subject to any outstanding Order barring, suspending or otherwise limiting the right of such Person to engage in any activity conducted as part of the Company’s or any Subsidiary’s business as currently conducted.

(p)           None of the Company, any Subsidiary, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund or any officer or director of any such Person has been subject to any event specified in Rule 506(d)(1) under the Securities Act or any proceeding or event that would reasonably be expected to result in any such event that would either require disclosure under the provisions of Rule 506(e) under the Securities Act or result in disqualification under Rule 506(d)(1).

Section 3.17.        Foreign Corrupt Practices Act.  Since January 1, 2014, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries, has taken or failed to take any action that would cause it to not be in material compliance with the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act, or any similar anti-bribery or anti-corruption Law applicable to the Company, or any rules or regulations thereunder.

Section 3.18.        Litigation.  Except as set forth on Schedule 3.18 of the Disclosure Letter, as of the date hereof there is no claim, action, suit, arbitration, proceeding or, to the Knowledge of the Company, governmental investigation (each, an “Action”) pending, or, to the Knowledge of the Company, threatened, before any Governmental Entity or Self-Regulatory Organization, or before any arbitrator of any nature, against the Company, any of its Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund or any of their respective assets or properties, except as would not, individually or in the aggregate, have a Company Material Adverse Effect.  Except as set forth on Schedule 3.18 of the Disclosure Letter, as of the date hereof there is no material Order of any Governmental Entity or Self-Regulatory Organization or any arbitrator of any nature outstanding, or, to the Knowledge of the Company, threatened, against the Company, any of its Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund, except for any such Order that is generally applicable to Persons engaged in the line of business to which the Company and its

Subsidiaries, any Controlled Fund or, to the Knowledge of the Company, any Non-Controlled Fund are engaged.

Section 3.19.        Contracts.

(a)           Except (x) as set forth on Section 3.19 of the Disclosure Letter, (y) for Contracts filed as exhibits to Company SEC Reports (“Filed Contracts”) or (z) for the Employee Benefit Plans, neither the Company nor any of its Subsidiaries is a party to or bound by any of the following Contracts as of the date hereof:

(i)            Any Contract which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated under the Securities Act);

(ii)           Any Contract which materially limits the ability of the Company or any of its Subsidiaries to conduct its business for the benefit of a third party, or which, following the consummation of the Merger, would materially limit the ability of the Surviving Company to conduct its business, or that purports to restrict in any material respect the right of the Company or any of its Subsidiaries to compete with any Person or operate in any geographic area or location in which any Company or any Subsidiary of the Company may conduct business (other than (x) confidentiality agreements entered into by the Company or any of its Subsidiaries in the ordinary course of business and (y) Investment Advisory Arrangements containing any such provisions in the ordinary course of business that address the allocation of investment opportunities or the formation of successor funds);

(iii)          Any Contract that contains an exclusivity provision, “most favored nation” provision, provisions granting a right of first refusal, a right of first negotiation or similar rights or any similar term for the benefit of a third party, in each case involving revenues or expenses of the Company or any of its material Subsidiaries of more than $5,000,000 in the fiscal year ended December 31, 2015;

(iv)          Any Contract that contains a put, call, right of first refusal or similar right pursuant to which the Company or any of its Subsidiaries would be required to purchase or sell, as applicable, any equity interests of any Subsidiary of the Company or Fund, or which grant a right to sell to the Company or purchase from the Company any material asset (other than in the ordinary course of business);

(v)           Any Contract which contains a “clawback” or similar undertaking requiring the reimbursement or refund of any fees (whether performance based or otherwise) paid to the Company or any of its Subsidiaries;

(vi)          Any Contract relating to “soft-dollar” arrangements (i.e., providing for benefits relating to commissions generated from financial transactions executed by broker-dealers on behalf of any Funds);

(vii)         Any Contract for borrowed money (whether current, short-term or long-term and whether secured or unsecured, or any financial guarantee) incurred by the Company or any of its Subsidiaries or pursuant to which the Company or any of its Subsidiaries has any obligations as guarantor, surety, co-signer, endorser or co-maker in respect of any obligation of any Person, or any capital maintenance, keep well or similar agreements or arrangements, other than (A) Contracts solely among the Company or any of its wholly owned Subsidiaries and/or (B) Contracts not involving amounts in excess of $500,000;

(viii)        Any Contract which is a mortgage, security agreement, capital lease or similar agreement, in each case, that creates or grants a Lien on any property or assets that are material to the Company and its Subsidiaries, taken as a whole;

(ix)          Any Contract relating to any swap, forward, futures, warrant, option, cap, floor or collar financial contract, or any other interest-rate, commodity price, equity value or foreign currency protection contract or other hedging or derivative transaction involving net revenues or expenses by the Company or any of its Subsidiaries of more than $5,000,000 in the fiscal year ended December 31, 2015;

(x)           Any Contract that restricts payment of dividends or any distributions in respect of the equity interests of the Company or any of its Subsidiaries;

(xi)          Any Contract pursuant to which the Company or any of its Subsidiaries has continuing material indemnification obligations or other contingent payments to any Person that would reasonably be expected to result in payments in excess of $1,000,000, except for (x) any vendor or content licensing Contract entered into in the ordinary course of business or (y) non-disclosure agreements;

(xii)         Any Contract, except for this Agreement, relating to the acquisition or disposition of any business by the Company or its Subsidiaries (whether by merger, sale of stock, sale of assets or otherwise) or pursuant to which any material earn-out, deferred or contingent payment obligations remain outstanding (excluding any such Contract for which all such rights and obligations have been satisfied);

(xiii)        Any Contract entered into since January 1, 2014 involving any resolution or settlement of any actual or threatened Action (A) with a value of greater than $1,000,000 or (B) which imposes material continuing obligations on the Company or any of its Subsidiaries or that provides for any continuing injunctive or other non-monetary relief, in each case, other than confidentiality obligations;

(xiv)        (1) Any Contract pursuant to which the Company or any of its Subsidiaries has been granted any option, license or similar right relating to the Intellectual Property of a third party, in each case that is material to the business or assets of the Company and its Subsidiaries, taken as a whole (but excluding any non-exclusive “click-through” or similar end-user license for commercially available software), and (2) any Contract pursuant to which any option, license or similar right relating to Company-Owned IP has been granted to a third party, in each case that is material to the business or assets of the Company and its Subsidiaries, taken as a whole (but excluding any non-exclusive licenses granted in the ordinary course of business);

(xv)         Any other Contract (or group of related Contracts), except for Investment Advisory Arrangements, the performance of which requires aggregate payments to or from the Company or any of its Subsidiaries during the 12 month period ending June 30, 2016 in excess of $5,000,000 that is not terminable with less than sixty (60) days’ notice without material penalty by the Company or any of its Subsidiaries or that is otherwise material to the Company and its Subsidiaries, taken as a whole;

(xvi)        Any Contract between the Company or any of its Subsidiaries on the one hand, and any affiliate of the Company (other than any Subsidiary of the Company) on the other hand;

(xvii)       (A) any Investment Advisory Arrangement or any Contract which sets forth, governs or in any way modifies any fee, charge or other amount payable to the Company or any of its Subsidiaries in connection with such Investment Advisory Arrangement, including any fee, revenue or expense sharing, settlement, cap, discount, waiver or reimbursement or similar arrangement with any Person or (B) any Fund Document requiring the Company or any of its Subsidiaries to invest in any Person; or

(xviii)      Any Fund Document containing change in control provisions or “key person” provisions.

Each such Contract in clauses (i) through (xviii) above and each Filed Contract is referred to herein as a “Material Contract”.

(b)           The Company has made available or provided to Parent or its Representatives copies that are true and correct in all material respects of all Material Contracts.

(c)           Each Material Contract is a valid and binding obligation of the Company or one of its Subsidiaries, as applicable, and, to the Knowledge of the Company, is in full force and effect and enforceable against the other party or parties thereto in accordance with its terms (except to the extent that any Material Contract has expired in accordance with its terms), except as would not, individually or in the aggregate, have a Company Material Adverse Effect, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing.  Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Material Contract where such breach or default will have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.20.        Employee Plans.

(a)           Section 3.20(a) of the Disclosure Letter sets forth a correct and complete list of each material Employee Benefit Plan.  “Employee Benefit Plan” shall mean all written employee or director compensation and/or benefit plans, programs, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, equity or equity related, deferred compensation, vacation, stock purchase, stock option, equity-based, retention, severance, change of control transaction, sale bonus or fringe benefit plan, program or agreement, in each case, that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants (who are natural persons) of the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries has any liability, contingent or otherwise.

(b)           The Company has provided or made available to Parent or its counsel with respect to each material Employee Benefit Plan a true and complete copy of all plan documents, if any, including related trust agreements, funding arrangements, and insurance contracts and all material amendments thereto, and, to the extent applicable: (i) the most recent determination letter, if any, received by the Company or Subsidiary from the IRS regarding the tax-qualified status of such Employee Benefit Plan; (ii) the most recent financial statements for such Employee Benefit Plan, if any; (iii) the most recent actuarial valuation report, if any; (iv) the current summary plan description and any summaries of material modifications; and (v) Form 5500 Annual Returns/Reports, including all schedules and attachments, including the certified audit opinions, for the most recent plan year.

(c)           Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:  (i) each Employee Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code; (ii) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course of business) by, on behalf of or against any of the Employee Benefit Plans; and (iii) there are no audits or proceedings pending or, to the Knowledge of the Company, threatened, by the IRS, the Department of Labor or other Governmental Entity with respect to any Employee Benefit Plan.

(d)           Each of the Employee Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code, has received a favorable determination letter from the IRS or is entitled to rely upon a favorable opinion issued by the IRS.  No Employee Benefit Plan is subject to Title IV of ERISA, and none of the Company, its Subsidiaries or any of their respective ERISA Affiliates has any Liability for any plan subject to Title IV of ERISA, (including any Multiemployer Plan) maintained, contributed to, or required to be contributed to, by any of them.

(e)           Except as would not reasonably be expected to result in a material liability to the Company or any of its Subsidiaries, no Employee Benefit Plan provides medical, dental, or vision benefits with respect to current or former employees or directors of the Company or its Subsidiaries, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law or paid for in full by the employee or director (or spouse or dependent).

(f)            Neither the Company nor any Subsidiary thereof contributes to, or is required to contribute to, a Multiemployer Plan.

(g)           Except as set forth on Section 3.20 of the Disclosure Letter, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in connection with any other events, (i) entitle any current or former employee, officer or director of the Company or any of its Subsidiaries to any payment or employee benefit, (ii) accelerate the time of payment, funding or vesting of any employee benefits or compensation of, or increase the amount of employee benefits or compensation due to, any current or former employee, officer or director of the Company or any of its Subsidiaries or (iii) give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(h)           Each grant of a Company Share Option was duly authorized no later than the date on which the grant of such Company Share Option was by its terms to be effective by all necessary corporate action, and each grant of a Company Equity Award was made in accordance with the terms of the CIFC Corp. 2011 Stock Option and Incentive Plan.  The per share exercise price of each Company Share Option was not less than the fair market value of a Common Share on the applicable grant date determined in accordance with Section 409A of the Code.

Section 3.21.        Insurance.  As of the date hereof, Section 3.21 of the Disclosure Letter sets forth a list of all material surety bonds, fidelity bonds and all material policies of title, liability, fire, casualty, business interruption, errors and omissions coverage, directors and officers liability coverage, workers’ compensation and other forms of insurance insuring each of the Company and its Subsidiaries and their assets, properties, operations and personnel, including the deductions and coverage limits for each policy.  As of the date hereof the Company has made available to Parent true, complete and accurate copies of all such policies and bonds, and all such policies and bonds are in full force and effect.  Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, none of the Company or its Subsidiaries is in default under any provisions of any such policy of insurance nor, as of the date hereof, has any of the Company or its Subsidiaries received written notice of cancellation of or cancelled any such insurance.  This Section 3.21 does not apply to insurance provided under any employee benefit plan.

Section 3.22.        Affiliate Transactions.  Except as set forth on Section 3.22 of the Disclosure Letter, no executive officer or director of the Company or any of its Subsidiaries or DFR Holdings (or any such Person’s immediate family members or Affiliates or associates) (a) is a party to any Contract with, or binding upon, the Company or any of its Subsidiaries or any of their respective assets or properties, (b) receives, directly or indirectly through its Affiliates (other than the Company and its Subsidiaries) any payment or other economic benefit from any Client, in its capacity as such, (c) has any interest (other than as an owner of Company Securities) in any property owned by the Company or any of its Subsidiaries or (d) has engaged in any transaction involving the Company, any of its Subsidiaries, or any of their respective assets or properties within the last twelve (12) months, in each case, that is of the type of transaction that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act, other than, in each case, ordinary course of business employment and compensation arrangements.

Section 3.23.        Labor Matters.

(a)           As of the date hereof neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other labor union contract applicable to their employees and, to the Knowledge of the Company, no labor union is attempting to organize any such employees for the purpose of representation.  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole: (i) there is no unfair labor practice charge or complaint pending before any applicable Governmental Entity relating to the Company or its Subsidiaries or any employee thereof; (ii) there is no labor strike, slowdown or work stoppage or lockout pending or, to the Knowledge of the Company, threatened against or affecting the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has experienced any strike, slowdown or work stoppage, or lockout by or with respect to its employees; (iii) there is no representation petition or proceeding pending or, to the Knowledge of the Company, threatened before any applicable Governmental Entity relating to the employees of the Company or its Subsidiaries; (iv) the Company and its Subsidiaries are in material compliance with all Laws relating to employment or labor, relating to the terms and conditions of employees, former or prospective employees and other labor-related matters, including all Laws relating to discrimination, fair labor standards and occupational health and safety, or wrongful discharge (“Employment Laws”) and (v) no investigation by any Governmental Entity responsible for the enforcement of Employment Laws is in progress and neither the Company nor any of its Subsidiaries has received written notice from any Governmental Entity responsible for the enforcement of Employment Laws of an intention to conduct an investigation of the Company or its Subsidiaries following the date hereof.

(b)           Since January 1, 2014, there has been no “mass layoff” or “plant closing” as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar state or local “plant closing” law, with respect to the current or former employees of the Company or its Subsidiaries.

Section 3.24.        Environmental Matters.

Except as would not, individually or in the aggregate, have a Company Material Adverse Effect:

(a)           Each of the Company and its Subsidiaries is, and has been since January 1, 2014, in compliance with all applicable Laws relating to pollution, protection of the environment, protection of natural resources or workplace health and safety (“Environmental Laws”).  Each of the Company and its Subsidiaries has in effect all licenses, permits and other authorizations required under all Environmental Laws and is in compliance with all such licenses, permits and authorizations.

(b)           The Company and its Subsidiaries have not received any written notice of violation or potential liability under any Environmental Laws from any Person or any Governmental Entity inquiry, written request for information, or demand letter under any Environmental Law relating to operations or properties of the Company or its Subsidiaries which would reasonably be expected to result in the Company or any of its Subsidiaries incurring liability under Environmental Laws.  None of the Company or its Subsidiaries is subject to any Orders arising under Environmental Laws nor have the Company or its Subsidiaries received written notice of any pending or threatened administrative, civil or criminal actions, suits, proceedings or investigations, against the Company or its Subsidiaries under any Environmental Law which would reasonably be expected to result in the Company or any of its Subsidiaries incurring liability under Environmental Laws.  None of the Company or its Subsidiaries has

entered into any agreement pursuant to which the Company or its Subsidiaries has assumed or will assume any liability under Environmental Laws, including any obligation for costs of remediation, of any other Person.

(c)           The representations and warranties in this Section 3.24 and in Section 3.4 (Consents and Approvals) and Section 3.11 (Undisclosed Liabilities) shall be the sole and exclusive representations and warranties of the Company related in any way to Environmental Laws.

Section 3.25.        No Brokers.  No broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission from the Company or its Subsidiaries in connection with this Agreement or the transactions contemplated hereby, other than J.P. Morgan Securities LLC (“JP Morgan”).  The Company has disclosed to Parent the approximate amount of the fee payable to JP Morgan as a result of the Merger proposed by this Agreement.

Section 3.26.        State Takeover Statutes.  No “fair price”, “moratorium”, “control share acquisition” or other similar anti-takeover statute or regulation or any anti-takeover provision in the Company Organizational Documents is applicable to the Merger or the other transactions contemplated by this Agreement.

Section 3.27.        Opinion of Financial Advisor.  The Board of Directors has received the opinion of JP Morgan, dated as of the date hereof, to the effect that, as of such date, and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of the Common Shares pursuant to the Merger is fair from a financial point of view to the holders of such Common Shares.

Section 3.28.        Information Supplied.  The Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by Parent or Merger Sub in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.  The Proxy Statement will, when filed, comply as to form in all material respects with the requirements of Law.

Section 3.29.        Board Approval.  The Board of Directors of the Company, at a meeting duly called and held, by requisite vote, has, as of the date hereof (i) determined that this Agreement and each Ancillary Agreement and the transactions contemplated hereby and thereby, including the Merger, are advisable and fair to, and in the best interests of, the Company and its Shareholders, (ii) approved this Agreement and each Ancillary Agreement and the transactions contemplated hereby and thereby, including the Merger, and (iii) resolved, subject to Section 7.5, to recommend that the holders of the Common Shares approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (clauses (i), (ii) and (iii) are collectively referred to as, the “Company Board Recommendation”).

Section 3.30.        Vote Required.  The Required Company Vote is the only vote of the holders of any class or series of the Company’s capital stock necessary to approve and adopt this Agreement and the transactions contemplated hereby, including the Merger.

Section 3.31.        No Other Representations or Warranties.  Except for the representations and warranties contained in this ARTICLE III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Subsidiaries.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as of the date hereof and as of the Closing Date as follows:

Section 4.1.           Organization.  Each of Parent and Merger Sub is duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has all requisite limited partnership or limited liability company power, as applicable, to own its properties and assets and to conduct its businesses as now conducted and to enter into and perform its obligations under this Agreement and each Ancillary Agreement.

Section 4.2.           Qualification to Do Business.  Each of Parent and Merger Sub is duly qualified to do business as a foreign entity and is in good standing in every jurisdiction in which the character of the properties owned or leased by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3.           No Conflict or Violation.  The execution, delivery and performance by Parent and Merger Sub of this Agreement and each Ancillary Agreement (including the consummation of the Merger) does not and will not, directly or indirectly, (i) violate or conflict with any provision of any Parent Organizational Document or the organizational documents of any Subsidiary of Parent, including Merger Sub, (ii) subject to compliance with the requirements set forth in Section 4.4(c), violate any provision of Law applicable to Parent or any Subsidiary thereof, including Merger Sub, or any of their respective assets or properties, (iii) violate or result in a breach of or constitute (with due notice or lapse of time or both) a default under or result in or give to others any rights of termination, modification, amendment, vesting or cancelation of or under, acceleration, revocation or suspension of any material Contract (but only with respect to material Contracts not otherwise terminable by the other party thereto on 90 days’ or less notice), or (iv) result in the creation or imposition of any Lien (except Permitted Liens) upon any of the assets, properties or rights of any of Parent, Merger Sub or their respective Subsidiaries, except, in the case of each of clauses (ii) through (iv) above, as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4.           Consents and Approvals.  No Consent is required in connection with the execution and delivery of this Agreement and any Ancillary Agreement by Parent or

Merger Sub or the performance by Parent or Merger Sub of their respective obligations hereunder (including the consummation of the Merger) or thereunder, except for: (a) the filing of the Notification and Report Form under the HSR Act; (b) applicable requirements of the Exchange Act and as may be required under applicable state securities or “blue sky” Laws of the United States; (c) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (d) the filing with the SEC of the Proxy Statement relating to the Company Shareholders Meeting; (e) the filings, notices or Consents required or contemplated under the Advisers Act; (f) the filings or notices required by, and any approvals required under the rules and regulations of, any Self-Regulatory Organization; and (g) such consents, waivers, authorizations, approvals, declarations, notices, filings or registrations, which if not obtained or made would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5.           Authorization and Validity of Agreement.  Parent and Merger Sub each has all requisite limited partnership or limited liability company power, as applicable, and authority to execute, deliver and perform its obligations under this Agreement and each Ancillary Agreement and to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and each Ancillary Agreement by Parent and Merger Sub, the performance by Parent and Merger Sub of their respective obligations hereunder and thereunder, and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of Parent and Merger Sub, respectively, and all other necessary limited partnership or limited liability company action, as applicable, of Parent and Merger Sub, and no other company proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and the transactions contemplated hereby.  This Agreement and each Ancillary Agreement is, or when executed will be, duly and validly executed by Parent and Merger Sub and, assuming due execution and delivery by the Company, shall constitute a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against them in accordance with its terms, subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing.

Section 4.6.           Information Supplied. Subject to the last sentence of Section 7.1(b), the information with respect to Parent or Merger Sub that Parent, Merger Sub or any of their respective Representatives furnishes in writing to the Company expressly for use in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to the Shareholders of the Company or at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by the Company, its Subsidiaries or their respective Representatives in connection with the preparation of the Proxy Statement for inclusion or incorporation by reference therein.

Section 4.7.           Operations of Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has not engaged in any business activities or conducted any operations other than certain formation activities and the activities undertaken in connection with the transactions contemplated by this Agreement.

Section 4.8.           No Brokers.  No broker, finder or similar intermediary is entitled to any broker’s, finder’s or similar fee or other commission from Parent or Merger Sub in connection with this Agreement or the transactions contemplated hereby other than Moelis and Company.

Section 4.9.           Equity Commitment Letter; Equity Financing; Sufficiency of Funds; Guarantee.

(a)           Parent has delivered to the Company a true, correct and complete copy of the executed equity commitment letter, dated as of the date of this Agreement (the “Equity Commitment Letter” from Supreme Universal Holdings Limited, a company organized and existing under the laws of the Cayman Islands (the “Sponsor”) pursuant to which the Sponsor has committed to invest the amounts set forth therein (the “Equity Financing”).  The Equity Commitment Letter provides, and will continue to provide, that the Company is a third party beneficiary thereof.  The Equity Commitment Letter is, as of the date hereof, in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect.  The Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent and Merger Sub and, to the knowledge of Parent, the other parties thereto.  There are no side letters or other agreements, contracts or arrangements relating to the Equity Commitment Letter (and the transactions contemplated thereby) between Parent and Merger Sub, on the one hand, and the Sponsor, on the other hand.  No event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Parent or Merger Sub under any term, or a failure of any condition, of the Equity Commitment Letter or otherwise result in any portion of the Equity Financing contemplated thereby to be unavailable.  Neither Parent nor Merger Sub has reason to believe that it could be unable to satisfy on a timely basis any term or condition of the Equity Commitment Letter required to be satisfied by it (other than the conditions in Section 8.1 and Section 8.2).  Parent and/or Merger Sub have fully paid any and all commitment fees or other fees required by the Equity Commitment Letter to be paid on or before the date of this Agreement.  Assuming the accuracy of the representations and warranties set forth in ARTICLE III hereof and compliance by the Company with its covenants and agreement hereunder, to the extent relevant to the representation set forth in this sentence, and subject to the satisfaction of the conditions of the Equity Financing, the aggregate proceeds from the Equity Financing, are sufficient to fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated by this Agreement, and are sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration in respect of each Common Share and the payment of all associated costs and expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Merger Sub or the Company required in connection therewith).  There are no conditions precedent or other contingencies related to the funding or investing, as applicable, of the full amount of the Equity Financing, other than as expressly set forth in or contemplated by the Equity Commitment Letter.

(b)           Concurrently with the execution of this Agreement, Parent and Merger Sub have delivered to the Company the Guarantee of the Guarantor, dated as of the date hereof, in respect of all the payment obligations of Parent or Merger Sub pursuant to this Agreement and all liabilities and damages payable by Parent or Merger Sub arising under or in connection with this Agreement.  The Guarantee is in full force and effect and is a valid and binding obligation of the Guarantor, enforceable against the Guarantor in accordance with its terms (subject to (a) the effect of bankruptcy, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally, (b) general equitable principles (whether considered in a proceeding in equity or at law) and (c) an implied covenant of good faith and fair dealing), and no event has occurred which, with or without notice, lapse of time or both, could constitute a default on the part of the Guarantor under such Guarantee.

Section 4.10.        Ownership of Company Stock.  As of the date hereof, none of Parent, any of its Subsidiaries or any of their respective “affiliates” or “associates” owns any Company Securities.

Section 4.11.        Acknowledgement of Disclaimer of Other Representations and Warranties.  Parent and Merger Sub each acknowledges and agrees that, except for the representations and warranties expressly set forth in ARTICLE III hereof and the Ancillary Agreements, (x) neither the Company nor any of its Subsidiaries makes, or has made, any representation or warranty relating to itself or its business or otherwise in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement and Parent and Merger Sub are not relying on any representation or warranty of any Person except for those expressly set forth in this Agreement, (y) no person has been authorized by the Company or any of its Subsidiaries to make any representation or warranty relating to itself or its business or otherwise in connection with this Agreement and Merger, and if made, such representation or warranty shall not be relied upon by Parent or Merger Sub as having been authorized by such entity and (z) any estimate, projection, prediction, data, financial information, memorandum, presentation or any other materials or information provided or addressed to Parent, Merger Sub or any of their directors, officers, employees, advisors and investment bankers (with respect to any Person, the foregoing Persons are referred to herein as such Person’s “Representatives”), including any materials or information made available to Parent and/or its Representatives in connection with presentations by the Company’s management, are not and shall not be deemed to be or include representations or warranties unless and then only to the extent any such materials or information is the subject of any express representation or warranty set forth in ARTICLE III hereof.  Each of Parent and Merger Sub acknowledges that it has conducted, to its satisfaction, its own independent investigation of the condition, operations and business of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent investigation and the terms of this Agreement.

ARTICLE V.

CERTAIN COVENANTS OF THE COMPANY

The Company hereby covenants as follows:

Section 5.1.           Conduct of Business Before the Closing Date.

(a)           Except as expressly required by this Agreement or as set forth in Section 5.1 of the Disclosure Letter or otherwise required by Law or consented to by Parent in writing (which consent, shall not be unreasonably withheld, conditioned or delayed), from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE IX hereof, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary course of business; provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of this Section 5.1(a) shall be deemed a breach of this sentence unless such action would constitute a breach of such specific provision.  Without limiting the generality of the foregoing, except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly required by this Agreement or as set forth in Section 5.1 of the Disclosure Letter or otherwise required by Law, from the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with ARTICLE IX hereof, the Company will not, and will cause each of its Subsidiaries not to, take any of the following actions:

(i)            amend or propose to amend any of its organizational documents;

(ii)           authorize for issuance or grant, or issue or grant, any Company Securities or reduce or forgive the payment of all or any portion of any exercise price with respect to any Company Share Option or Company Warrant, other than the issuance of (A) Common Shares upon the settlement or exercise or conversion of any Company Equity Award or Company Warrant that is outstanding as of the date of this Agreement, or (B) awards under the Company Share Plan as set forth in Section 5.1(a)(ii) of the Disclosure Letter;

(iii)          (A) redeem, repurchase  or otherwise acquire any shares of the Company or any of its Subsidiaries, or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities (including Company Securities), provided that this clause (A) shall not prohibit the redemption, repurchase or other acquisition by the Company of Company Securities in connection with (w) the forfeiture of Company Equity Awards by any Person pursuant to the terms of the Company Share Plan or any Contract entered into pursuant to the terms thereof, (x) the exercise of the Company Warrants by any Person pursuant to the terms of the Company Warrants, (y) the withholding of Company Securities to satisfy Tax obligations and/or the exercise price with respect to Company Equity Awards or Company Warrants or (z) a holder’s termination of employment for cause or in connection with a holder’s breach of a restrictive covenant; (B) split, combine or reclassify any Company Securities; (C) make, declare, set aside or pay any dividends or other distribution (whether in cash, stock, property or otherwise) (other than (1) dividends or other distributions by a wholly-owned Subsidiary of the Company to the Company or any other wholly-owned Subsidiary of the Company or (2) Permitted Dividends); or (D) other than the Voting Agreement, enter into any Contract with respect to the voting of any Company Securities;

(iv)          (A) sell, assign, transfer, sublease, license or otherwise convey or dispose of any of its assets with a fair market value in excess of $1,000,000 in the aggregate with respect to all such sales, assignments, transfers, subleases, licenses or other conveyances or dispositions, provided, that the foregoing shall not prohibit the Company and its Subsidiaries from taking any such actions with respect to investment assets in the ordinary course of business or (B) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(v)           (A) redeem, repurchase, prepay, defease, incur or otherwise acquire any indebtedness for borrowed money or issue any debt securities or assume, guarantee or otherwise become responsible for, the obligations of any Person for borrowed money, in each case, in excess of $1,500,000 in the aggregate, other than (1) incurred to replace, renew, extend, refinance or refund any existing indebtedness, (2) in connection with the financing of ordinary course trade payables, (3) any indebtedness for borrowed money among the Company and its wholly-owned Subsidiaries or among the Company’s wholly-owned Subsidiaries, or (4) guarantees by the Company of indebtedness for borrowed money of wholly-owned Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 5.1, (B) voluntarily subject any of its assets, properties or rights or any part thereof, to any Lien or voluntarily suffer such to exist, other than, in each case, Permitted Liens, (C) make or incur any capital expenditure in excess of $500,000 in the aggregate, except for the expenditures contemplated by the capital budgets set forth in Section 5.1(a)(v) of the Disclosure Letter, or (D) amend or modify in any material respect, or terminate (other than at its stated expiry or maturity date or as the result of the exercise of termination rights held by the counterparty thereto) or waive any material terms or conditions of the Senior Notes or the Subordinated Notes;

(vi)          acquire or agree to acquire (whether by way of merger, consolidation, acquisition of stock, acquisition of assets or otherwise) any Person or any division thereof, or make any loans, advances or capital contributions to or investments in any Person (other than the Company or any wholly-owned Subsidiary of the Company), provided that the foregoing shall not prohibit the Company and its Subsidiaries from making any such loan or advance (1) taking the form of a loan or advance to any employee of the Company or any Subsidiary thereof for travel or other expenses that is made in the ordinary course of business and in accordance with applicable Law, (2) that constitutes the extension of trade credit to any customer or client of the Company or any Subsidiary thereof so long as such extension of trade credit is made by the Company or such Subsidiary in the ordinary course of business, or (3) that is in connection with an investment in Company Funds in the ordinary course of business;

(vii)         except (1) as required by an Employee Benefit Plan or Contract, in each case, as in effect on the date hereof, (2) as required by applicable Law or (3) as contemplated by this Agreement, (A) increase the compensation or benefits payable or to become payable to the Key Employees, (B) increase the compensation or benefits payable or to become payable to individual consultants or employees (other than Key Employees) of the Company or any of its Subsidiaries by more than 10% of the current aggregate compensation or benefits payable to each such individual consultant or employee, and (C) establish, adopt, enter into or amend in any material respect any material Employee Benefit Plan or plan, agreement or arrangement that would have been a material Employee Benefit Plan if in effect as of the date hereof (other than (i) entering into employment agreements and compensation arrangements for new hires or promoted employees, in either case, who would not be Key Employees, that provide severance benefits and compensation opportunities consistent with employees holding (or who have held) a similar position with the Company or any of its Subsidiaries or (ii) amendments required to maintain the Tax qualified or registered status of any Employee Benefit Plan);

(viii)        enter into, or amend or modify in any material respect, or terminate (other than at its stated expiry date or as the result of the exercise of termination rights held by the counterparty thereto) or waive any material terms or conditions of, any Material Contract, provided that the foregoing shall not prohibit the Company or any Subsidiary thereof from taking  any such action to the extent such action is in the ordinary course of business;

(ix)          without limitation of the terms set forth in Section 7.6, settle, compromise, release or forgive any Actions to which the Company or any Subsidiary thereof is a party or is threatened to be made a party, other than any such settlement, compromise, release or forgiveness that involves only the payment of monetary damages (and does not provide for any form of equitable, injunctive or similar relief and does not contain as a term thereof any material restrictions on the business or operations of the Company or any of its Subsidiaries) not in excess of $250,000 with respect to any such Action or $1,000,000 in the aggregate with respect to all such Actions; provided, however, any amounts in any such settlement, compromise, release or forgiveness that are paid by insurance shall not count against such $250,000 or $1,000,000 amount;

(x)           make any material change in any method of accounting or accounting principle, method, estimate or practice, except for any such change required by reason of a change in GAAP or applicable Law or otherwise required by a Governmental Entity or quasi-governmental entity (including the Financial Accounting Standards Board or any similar organization);

(xi)          (A) make or change any Tax election or file any amendment to a Tax Return, except, in each case, as required by applicable Law, (B) enter into any closing agreement, settle any material Tax claim, audit or assessment, surrender any right to claim a refund of a material amount of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim, audit or assessment relating to the Company or any of its Subsidiaries, (C) take any position on any Tax Return or adopt any methods therefor that is inconsistent with elections made, positions taken or methods used in preparing or filing similar Tax Returns in prior periods or (D) change any method of tax accounting, except as required by applicable Law.

(xii)         pay any amount to, or sell, transfer or lease any properties or assets to, or enter into any agreement or arrangement with, any of its Affiliates (other than the Company or any Subsidiary thereof), other than the payment of compensation to directors, officers and employees in the ordinary course of business;

(xiii)        abandon, assign or otherwise transfer any material Intellectual Property;

(xiv)        enter into any new business line;

(xv)         commence any Action before any Governmental Authority, other than as required by Section 7.4, unless the Company or any of its Subsidiaries would be prejudiced in any way if it failed to do so;

(xvi)        determine, declare, communicate or pay any bonus in respect of fiscal year ended December 31, 2016 (it being understood that such bonuses will be paid by the Surviving Company or Parent in the form of a combination of cash, restricted cash and equity of Parent); provided, that if the Closing Date has not occurred by December 31, 2016, Parent will work in good faith with the Company in determining such bonuses reasonably promptly following December 31, 2016; provided, further, that any such bonuses shall not be determined, declared, communicated or paid without Parent’s prior written consent; or

(xvii)       authorize, or agree or commit to do, any of the foregoing.

(b)           Nothing contained in this Agreement shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Company or its Subsidiaries prior to the Closing Date.  Prior to the Closing Date, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision of its and its Subsidiaries’ operations.

Section 5.2.           Rule 16b-3.  Prior to the Effective Time, the Company shall approve, in accordance with the procedures set forth in Rule 16b-3 promulgated under the Exchange Act and in accordance with the Interpretative Letter dated January 12, 1999 issued by the SEC relating to Rule 16b-3, any dispositions of equity securities of the Company (including derivative securities with respect to equity securities of the Company) resulting from the transactions contemplated by this Agreement by each officer or director of the Company or any Subsidiary thereof who is subject to Section 16 of the Exchange Act with respect to equity securities of the Company.

ARTICLE VI.

CERTAIN COVENANTS OF PARENT AND MERGER SUB

Section 6.1.           Employee Benefits.

(a)           From and after the Effective Time, Parent shall cause the Surviving Company and its Subsidiaries to honor all Employee Benefit Plans, and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that nothing herein shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms.  During the twelve (12) month period commencing at the Effective Time, Parent shall provide, or shall cause the Surviving Company to provide, each employee of the Company and its Subsidiaries immediately prior to the Effective Time (collectively, the “Continuing Employees”), with (i) base salaries, wages and commission rates and bonus opportunities that, in the aggregate, are at least equal to those that were provided to the Continuing Employees immediately prior to the Effective Time and (ii) all other employee benefits (excluding change of control benefits, retention bonuses and equity incentive awards) that are no less favorable, in the aggregate, than the employee benefits that were provided to the Continuing Employees immediately before the Effective Time.

(b)           Parent shall, or shall cause the Surviving Company or its Subsidiaries to, provide to each Continuing Employee whose employment terminates during the one-year period following the Effective Time severance benefits that are no less favorable than the severance benefits required under the severance plan or arrangement covering such Continuing Employee as in effect immediately prior to the Effective Time.  During such one-year period following the Effective Time, severance benefits offered to each Continuing Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Continuing Employee.

(c)           For all purposes (including purposes of eligibility to participate, vesting, severance, paid time off and level of benefits, but excluding benefit accrual under any defined benefit pension plan) under the benefit plans, programs, agreements and arrangements of Parent and any of its Subsidiaries or any respective Affiliate thereof providing benefits to any Continuing Employees after the Effective Time (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries (and their respective predecessors), except where such credit would result in a duplication of benefits.  Without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan replaces coverage under an Employee Benefit Plan in which such Continuing Employee participated immediately before such replacement and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, disability, life and/or vision benefits to any Continuing Employee, Parent shall cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such New Plan to be waived, or caused to be waived, for such Continuing Employee and his or her covered dependents, and Parent shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents under an Employee Benefit Plan during the portion of the plan year prior to such replacement to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(d)           Parent acknowledges that the transactions contemplated by this Agreement shall be a “change in control,” a “sale event” or similar event for purposes of any applicable Employee Benefit Plan.

(e)           Nothing contained herein shall be construed as requiring Parent or the Surviving Company to continue any specific employee benefit plans or to continue the employment of any specific person.  The provisions of this Section 6.1 are for the sole benefit of the parties to this Agreement and nothing herein, expressed or implied, is intended or shall be construed to (i) constitute an amendment to any of the compensation and benefits plans maintained for or provided to employees prior to or following the Effective Time or (ii) confer upon or give to any person (including for the avoidance of doubt any current or former employees, directors, or independent contractors of the Company or any of its Subsidiaries, or on or after the Effective Time, the Surviving Company or any of its Subsidiaries), other than the parties hereto and their respective permitted successors and assigns, any legal or equitable or other rights or remedies (with respect to the matters provided for in this Section 6.1) under or by reason of any provision of this Agreement.

Section 6.2.           D&O Indemnification Continuation.

(a)           Parent and Merger Sub agree (i) that all rights to indemnification, advancement of expenses and exculpation by the Company and its Subsidiaries now existing in favor of each Person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time an officer or director of the Company or its Subsidiaries or any of their respective predecessors and each Person who served at the request of the Company or its Subsidiaries as a director, officer, member, trustee or fiduciary of another company, corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (each, together with such Person’s heirs, executors or administrators “Indemnified Party”) as provided in the Company Organizational Documents, in each case as in effect on the date of this Agreement, or pursuant to any other Contracts in effect on the date hereof and disclosed in Section 6.2 of the Disclosure Letter, shall survive the Merger (with the obligations of the Company being assumed by the Surviving Company) and shall remain in full force and effect in accordance with their terms for a period of six (6) years following the Effective Time, and, in the event that any proceeding with respect to which such indemnification or advancement of expenses may be available is pending or asserted or any claim with respect to which such indemnification or advancement of expenses may be available is made during such period, until the final disposition of such proceeding or claim and (ii) to cause the Surviving Company and its Subsidiaries to fulfill, honor and respect all such rights of the Indemnified Parties.

(b)           From and after the Effective Time, to the fullest extent permitted under the Company Organizational Documents, Parent and the Surviving Company (the “Indemnifying Parties”) shall jointly and severally indemnify, defend and hold harmless each Indemnified Party against all losses, claims, damages, liabilities, fees, expenses, judgments, fines and amounts paid in settlement of any threatened or actual claim, action, suit, proceeding or investigation, in each case, arising in whole or in part out of or pertaining to (i) the fact that such Indemnified Party is or was a director, officer, member, trustee or fiduciary of Company or its Subsidiaries or any of their respective predecessors, or served at the request of the Company or its Subsidiaries as a director, officer, member, trustee or fiduciary of another company, corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at or prior to the Effective Time, (ii) matters existing or occurring at or prior to the Effective Time, including this Agreement and the transactions contemplated by this Agreement, or (iii) actions or omissions of an Indemnified Party taken in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by this Agreement), and shall reimburse each Indemnified Party for any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such losses, claims, damages, liabilities, fees, expenses, judgments and fines as such expenses are incurred, subject to the Surviving Company’s receipt of an undertaking by such Indemnified Party to repay such legal and other fees and expenses paid in advance if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Party is not entitled to be indemnified under the Company Organizational Documents.

(c)           The Surviving Company shall, and Parent shall cause the Surviving Company to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors’ and officers’ liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Company may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries and other Indemnified Parties when compared to the insurance maintained by the Company as of the date hereof), or (ii) obtain “tail” insurance policies from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with a claims period of six (6) years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its Subsidiaries and other Indemnified Parties, in each case with respect to claims arising out of or relating to events which occurred at or before the Effective Time (including in connection with the transactions contemplated by this Agreement); provided, however, that in no event will the Company expend or the Surviving Company be required to expend an annual premium for such coverage in excess of 300% of the last annual premium paid by the Company for such insurance prior to the date of this Agreement (the “Maximum Premium”).  If such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Company or Surviving Company, as applicable will obtain, and Parent will cause the Surviving Company to obtain, that amount of directors’ and officers’ insurance (or “tail” coverage) obtainable for an annual premium equal to the Maximum Premium.

(d)           The obligations of Parent and the Surviving Company under this Section 6.2 shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom this Section 6.2 applies without the consent of such affected Indemnified Party (it being expressly agreed that the Indemnified Parties to whom this Section 6.2 applies shall be third party beneficiaries of this Section 6.2, each of whom may enforce the provisions of this Section 6.2).  In the event Parent, the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving company or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Company, as the case may be, shall assume all of the obligations set forth in this Section 6.2.  The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise.  Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 6.2  is not prior to, or in substitution for, any such claims under any such policies.  If Parent or the Surviving Company make any payment with respect to a claim for indemnification or advancement of expenses pursuant to Section 6.2(a), Parent or the Surviving Company, as applicable, shall be subrogated, to the extent of such payment, to all rights and remedies of the Indemnified Party to any insurance benefits or other claims of the Indemnified Party with respect to such claim.  In the event of any payment by Parent or its Affiliate to an

Indemnified Party under this Section 6.2, Parent or its Affiliate (as the case may be) shall be subrogated, to the extent of any such payment, to all rights of the Surviving Company and its Subsidiaries under the applicable directors’ and officers’ (or other) insurance policy referred to in this Section 6.2.  Without limiting the generality of any other provision hereof, the Surviving Company and its Subsidiaries shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation rights described in the preceding sentence.

Section 6.3.           Tax Matters.  Parent shall cause the Company to prepare all Tax Returns of the Company for any taxable period ending on or prior to the Closing Date which are not filed as of the Closing Date.  All such Tax Returns shall be prepared in a manner consistent with the past practices of the Company, except as otherwise required by applicable Law.  Notwithstanding anything to the contrary, to the extent a valid election under Section 754 of the Code (and any corresponding provision of state and local Law) is not in effect as of the date hereof for the Company, the Company shall make such election in the prescribed time and manner required for such election to be effective for the taxable year that includes the Closing Date.  Prior to the Closing, the Company shall provide to Parent drafts of any material Tax Return with respect to the Company or any of its Subsidiaries no later than ten (10) days prior to filing of such Tax Return, and shall, prior to filing thereof, make any changes reasonably requested by Parent.

ARTICLE VII.

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1.           Preparation of Proxy Statement; Company Shareholders Meeting.

(a)           The Company shall take all action necessary to duly call, give notice of, convene and hold the Company Shareholders Meeting as promptly as reasonably practicable after the SEC confirms that it has no further comments on the Proxy Statement (whether or not the Board of Directors of the Company has made a Company Adverse Recommendation Change, but subject to the Company’s rights under Section 9.1(f)) and, in connection therewith, the Company shall mail the Proxy Statement to the holders of Common Shares in advance of such meeting.  Except to the extent that the Board of Directors of the Company shall have effected a Company Adverse Recommendation Change as permitted by Section 7.5 hereof, the Proxy Statement shall include the Company Board Recommendation.  Subject to Section 7.5 hereof, the Company shall use commercially reasonable efforts to solicit from the holders of Common Shares proxies in favor of the adoption of this Agreement and approval of the Merger.

(b)           In connection with the Company Shareholders Meeting, the Company will (i) as promptly as reasonably practicable following the execution and delivery of this Agreement prepare and file the Proxy Statement with the SEC, (ii) respond as promptly as reasonably practicable to any comments received from the SEC with respect to such filing and will provide copies of such comments to Parent and Merger Sub promptly and in any event within twenty-four (24) hours following receipt thereof, (iii) as promptly as reasonably practicable prepare and file (after Parent and Merger Sub have had a reasonable opportunity to review and comment on) any response, amendments or supplements necessary to be filed in response to any SEC comments or as required by Law, (iv) use commercially reasonable efforts to mail the Proxy Statement to the Company’s Shareholders as promptly as reasonably practicable after the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement, and (v) to the extent required by applicable Law, as promptly as reasonably practicable prepare, file and distribute to the Company’s Shareholders any supplement or amendment to the Proxy Statement if any event shall occur which requires such action at any time after the mailing of the Proxy Statement and prior to the Company Shareholders Meeting.  Parent and Merger Sub shall each cooperate with the Company in connection with the foregoing sentence, including the preparation and filing of the Proxy Statement and responding to the SEC with respect to all comments received on the Proxy Statement from the SEC, including furnishing the Company as promptly as reasonably practicable with any and all information with respect to Parent and Merger Sub as may be required to be set forth in the Proxy Statement under the Exchange Act or as otherwise requested by the SEC.  The Company will, to the extent practicable, (i) provide Parent and Merger Sub a reasonable opportunity to review and comment upon the Proxy Statement, or any amendments or supplements thereto and (ii) consider in good faith all additions, deletions or changes reasonably proposed by Parent and Merger Sub, in each case, prior to filing the same with the SEC.  If at any time prior to the Effective Time, any information relating to the Company, Merger Sub or Parent, or any of their respective Affiliates, officers or directors, should be discovered by the Company, Merger Sub or Parent that should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party which discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the Shareholders.

Section 7.2.           Investment Advisory Arrangement Consents and Investor Waivers.

(a)           In the event that the Consent (including any Consent set forth in Section 3.4 of the Disclosure Letter) to the assignment or deemed assignment of an Investment Advisory Arrangement with Clients of the Company or any of its Subsidiaries as a direct result of the transactions contemplated by this Agreement is required by applicable Law or by such Client’s Investment Advisory Arrangement, the Company and each such Subsidiary shall send to such Clients two (2) written notices (other than with respect to an Investment Advisory Arrangement that permits a Negative Consent, in which case the Company and each such Subsidiary shall send at least one (1) written notice) (each, a “Notice”) (the first at least forty-five (45) days prior to the Closing Date and the second, if applicable, approximately thirty (30) days after the first) informing such Clients of the transactions contemplated by this Agreement and requesting the appropriate Consent (or through the acquisition of Negative Consent if expressly permitted by the applicable Investment Advisory Arrangement) to the assignment or deemed assignment of such Client’s Investment Advisory Arrangement (such Notices to state, for those Investment Advisory Arrangements that expressly permit a Negative Consent, consistent with customary practice that, following delivery of an appropriate notice to a Client, such Client’s Consent will be deemed to have been obtained if the Client does not object by a specified means prior to the Closing Date (a “Negative Consent”)).  With respect to Contracts with Clients the terms of which require a Consent other than a Negative Consent as a consequence of the transactions contemplated herein, the Company shall use commercially reasonable efforts (without a requirement to offer or grant any material accommodation or material alteration of terms (financial or otherwise)) to obtain the required Consents; provided, however, that prior to obtaining any Consent which would require payment of any fee above the Fee Payment Threshold, the Company shall have obtained the written consent of Parent. The parties hereto agree that with respect to any Contract that expressly permits a Negative Consent, sending the written notices required in this Section 7.2(a) shall be deemed to constitute commercially reasonable efforts to obtain the required Consent and the required Consent will be deemed to have been obtained if the Client does not object by a specified means prior to the Closing Date.

(b)           In respect of the Investor Waivers which are required in connection with the transactions contemplated by this Agreement, as promptly as practicable following the date of this Agreement, the Company and its Subsidiaries shall use commercially reasonable efforts (without a requirement to offer or grant any material accommodation or material alteration of terms (financial or otherwise)) to obtain such Investor Waivers in the manner prescribed under the applicable Fund Documents as to constitute a valid Consent thereunder on the earliest practicable date; provided, however, that prior to obtaining any Investor Waiver which would require payment of any fee above the Fee Payment Threshold, the Company shall have obtained the written consent of Parent.

(c)           At the reasonable request of Parent, subject to applicable fiduciary duties, the terms of the relevant Investment Advisory Arrangement and as permitted by applicable Law, the Company, as determined in the Company’s reasonable discretion, may request that each Investment Adviser Subsidiary (x) provide a Notice to any Client that has not consented to the assignment prior to the Closing stating that such Client’s account may be terminated if such consent is not received by the Closing and (y) terminate the Investment Advisory Arrangement with such Client effective immediately prior to the Closing if such consent has not been received.

(d)           In connection with obtaining the Advisers Act Consents, the Investor Waivers and other actions required by Section 7.2(a) and Section 7.2(b), at all times prior to the Effective Time, the Company shall take reasonable steps to keep Parent informed of the status of obtaining such Advisers Act Consents and Investor Waivers and shall prior to Closing make available to Parent copies of all such executed Advisers Act Consents and Investor Waivers and, upon reasonable prior notice from Parent, make available for Parent’s inspection the originals of such Advisers Act Consents and Investor Waivers and any related materials and other records relating to such consent process.  Without limiting the foregoing or the terms set forth in Section 7.3, in connection with obtaining the Advisers Act Consents and Investor Waivers required under Section 7.2(a) and Section 7.2(b), the Company shall have obtained Parent’s approval of the form and substance of any Notice or other materials to be distributed to the Client or other Persons in order to obtain the necessary Advisers Act Consent or Investor Waiver, which approval shall not be unreasonably withheld, conditioned, or delayed.

(e)           The Company shall promptly notify Parent after the receipt by the Company or any of its Subsidiaries of any written notice that any Client (i) has ceased or will cease, to use any services of the Company or any of its Subsidiaries, (ii) has substantially reduced, or will substantially reduce, the use of services of the Company or any of its

Subsidiaries or (iii) has sought, or is seeking, to reduce any fees it will pay for any services of the Company or any of its Subsidiaries.

(f)            In addition to the Notices required by this Section 7.2, as promptly as practicable after the date hereof, each of the Company and Parent shall cooperate in good faith to develop a mutually acceptable communications plan for communicating the status of the transaction to the Clients, investors in Funds, employees, suppliers and vendors to the extent the Company and Parent mutually determine in good faith that it would be advisable to have such communications.

(g)           The consent of Parent shall be required with respect to any amendment or modification to any Client Contract for the purpose of obtaining any such consent that is adverse in any material respect to Parent, the Company or any of its Subsidiaries; provided, however, that the payment of any fee in connection with obtaining a Consent or Investor Waiver that is effectuated in accordance with Section 7.2(a) and Section 7.2(b) above shall in no circumstance be determined to be an amendment or modification to a Client Contract that is adverse in any material respect to Parent, the Company or any of its Subsidiaries.

(h)           Except as contemplated by this Agreement, each of Parent and Merger Sub agree that it will not intentionally (or recklessly) take (or fail to take) any action (including by means of announcing intentions with respect to the operations of the Company following the Closing) that would reasonably be expected to be materially adverse to or otherwise materially impair in any respect the efforts of the Company to obtain the Advisers Act Consents or the Investor Waivers as contemplated in this Section 7.2.

Section 7.3.           Access to Information.  Upon reasonable prior notice, the Company shall, and shall cause its Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours, in a manner as shall not unreasonably interfere with the business or operations of the Company or any Subsidiary thereof, during the period prior to the Effective Time, to the properties, offices, personnel, other facilities and all books and records of the Company and its Subsidiaries, and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to Parent and its Representatives, all other data, information, agreements and documents concerning its business, properties and personnel as Parent or its Representatives may reasonably request; provided, however, that the Company may restrict the foregoing access to the extent that, in the Company’s reasonable judgment, (i) providing such access would violate any of its contractual obligations to a third party with respect to confidentiality, or (ii) any Law applicable to the Company or its Subsidiaries requires the Company, its Subsidiaries to preclude Parent or its Representatives from gaining access to such properties or information; provided, further, that the Company shall use its commercially reasonable efforts to obtain the required consent of any third party necessary to provide such disclosure under clause (i) above; provided, further, that Parent and its Representatives shall not have access to individual medical histories or information that is subject to attorney client privilege (provided, that with respect to any such privileged information, the Company shall promptly provide a description of any information, documents, data or other material withheld (without disclosing privileged information) and the reason for which it was withheld), nor shall they be permitted to conduct any environmental sampling.  Parent will hold, and will cause its Representatives to hold, any information or documents received or provided pursuant to this

Section 7.3 in confidence to the extent required by, and in accordance with, the provisions of that certain letter agreement, dated June 13, 2016 (the “Confidentiality Agreement”), between the Company and Parent, which shall survive the termination of this Agreement in accordance with the terms set forth therein.  Notwithstanding anything contained in this Agreement to the contrary, no investigation by Parent or its Representatives shall affect the representations, warranties, agreements, covenants or conditions of the parties set forth in this Agreement, including the conditions to Closing set forth in ARTICLE VIII hereof.

Section 7.4.           Reasonable Best Efforts.

(a)           Upon the terms and subject to the conditions set forth in this Agreement (including those contained in this Section 7.4(a)), each of the parties hereto shall, and shall cause its Subsidiaries to, use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the obtaining of all necessary Consents from Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entities, and (ii) the execution and delivery of any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement.  The Company and Parent and their respective counsel shall, subject to applicable Law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i) and (ii) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions.

(b)           Each party hereto shall promptly inform the other party or parties hereto, as the case may be, of any material communication from any Governmental Entity regarding any of the transactions contemplated by this Agreement.  If the Company or Parent receives a request for additional information or documentary material from any Governmental Entity with respect to the transactions contemplated by this Agreement, then it shall use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable Law and by any applicable Governmental Entity, provide the other party and its counsel with advance notice and the opportunity to participate in any material meeting with any Governmental Entity in respect of any filing made thereto in connection with the transactions contemplated by this Agreement.

(c)           Without limiting the generality of the undertakings pursuant to Section 7.4(a) hereof, the parties hereto shall (i) provide or cause to be provided as promptly as practicable to Governmental Entities with jurisdiction over the HSR Act (each such Governmental Entity, a “Governmental Antitrust Authority”) information and documents requested by any Governmental Antitrust Authority as necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement, including preparing and filing any notification and report form and related material required under the HSR Act as promptly as practicable following the date of this Agreement (but in any event within ten (10) Business Days of the date of this Agreement) and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act, and (ii) subject to the terms set forth in Section 7.4(d) hereof, use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by this Agreement by any Governmental Entity or expiration of applicable waiting periods.

(d)           Notwithstanding anything to the contrary contained in this Agreement, each of Parent and Merger Sub shall take any and all action necessary to obtain any necessary approval from any Governmental Antitrust Authority or Governmental Entity or to prevent the initiation of any lawsuit by any Governmental Entity under the HSR Act or to prevent the entry of any Order that would otherwise make the Merger unlawful, including but not limited to: (i) disposing or transferring any asset, including those of Parent, Merger Sub, their respective Affiliates or the Company; (ii) licensing or otherwise making available to any Person, any technology or other Intellectual Property of Parent, Merger Sub, their respective Affiliates or the Company; (iii) holding separate any assets or operations (either before or after the Closing Date) of Parent, Merger Sub, their respective Affiliates or the Company; or (iv) changing or modifying any course of conduct or otherwise making any commitment (to any Governmental Entity or otherwise) regarding future operations of the business of Parent, Merger Sub, their respective Affiliates or the Company.  If any Action is instituted (or threatened to be instituted) challenging the transactions contemplated by this Agreement or the Merger as violative of the HSR Act, or if any Order is entered, enforced or attempted to be entered or enforced by a court or other Governmental Entity, which Order would make the transactions contemplated by this Agreement or the Merger illegal or would otherwise prohibit, prevent, restrict, impair or delay consummation of the transactions contemplated hereby, each of Parent and Merger Sub shall make any and all efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any such Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement or the Merger and to have such Order repealed, rescinded or made inapplicable so as to permit consummation of the transactions contemplated by this Agreement and the Merger.

(e)           The Company, Merger Sub, and Parent shall cooperate with one another in determining whether any Consent (other than those Consents contemplated by Section 7.2) from a third party is required in connection with the consummation of the transactions contemplated by this Agreement, and the Company shall use commercially reasonable efforts to obtain the Consents set forth on Section 7.4(e) of the Disclosure Letter, provided that, for the avoidance of doubt, in no event shall the Company be required to expend any money, (other than nominal amounts), commence litigation or pay or grant any other form of compensation to any such Person in connection with obtaining such Person’s Consent, and further, for the avoidance of doubt, the failure to obtain any such Consent shall not, in and of itself, be a breach of this Agreement by the Company.

(f)            Subject to the terms and conditions herein provided, each of the Company, Parent and Merger Sub shall not, and shall cause their Affiliates not to, acquire businesses or assets or enter into any agreement to acquire any businesses or assets if such action would reasonably be expected to materially delay, hinder or prohibit consummation of the Merger or the transactions contemplated by this Agreement.

Section 7.5.           Acquisition Proposals.

(a)           Subject to the remainder of this Section 7.5, none of the Company or any of its Subsidiaries shall (whether directly or indirectly through Affiliates, directors, officers, employees, Representatives or other intermediaries), nor shall (directly or indirectly) the Company authorize any of its or its Subsidiaries’ officers, directors, Representatives or other intermediaries or Subsidiaries to: (i) solicit, initiate or knowingly facilitate (it being understood and agreed that ministerial acts that are not otherwise prohibited by this Section 7.5 (such as answering unsolicited phone calls) shall not be deemed to “facilitate” for purposes of this Section 7.5) the submission of inquiries, proposals or offers from any Person (other than Parent) relating to any Acquisition Proposal, or agree to or recommend any Acquisition Proposal; (ii) enter into any agreement (x) to consummate any Acquisition Proposal, (y) to approve any Acquisition Proposal or (z) requiring it to abandon, terminate or fail to consummate the Merger; (iii) enter into or participate in any discussions or negotiations in connection with any Acquisition Proposal or inquiry with respect to any Acquisition Proposal, or furnish any non-public information with respect to its business, properties or assets in connection with any Acquisition Proposal; (iv) waive, terminate, modify or release any Person (other than Parent, Merger Sub and their respective Affiliates) from any provision of or grant any permission, waiver or request under any “standstill” or similar agreement or obligation, unless the Company’s Board of Directors has determined in good faith after consultation with outside legal counsel that failure to take such action would be inconsistent with its fiduciary duties under applicable Law, or (v) agree to resolve to take, or take, any of the actions prohibited by clause (i), (ii), (iii) or (iv) of this sentence.  The Company shall immediately cease, and cause its Representatives and other intermediaries to immediately cease, any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal and shall immediately terminate online data room access to all such parties and their Representatives.  For purposes of this Section 7.5, the term “Person” means any person, corporation, entity or “group,” as defined in Section 13(d) of the Exchange Act, other than, with respect to the Company, Parent or any Subsidiary of Parent.  Notwithstanding the foregoing, the Company may, following the receipt of an Acquisition Proposal, contact the Person that has made such Acquisition Proposal to (i) clarify and understand the terms and conditions thereof solely to facilitate the Board of Directors of the Company’s determination of whether such Acquisition Proposal constitutes or would reasonably be expected to lead to, a Superior Proposal, and (ii) inform such Person of the existence of the provisions of this Section 7.5.

(b)           Notwithstanding anything to the contrary in this Section 7.5, the  Company, directly or indirectly through Affiliates, directors, officers, employees, Representatives or other intermediaries, may, prior to the receipt of the Required Company Vote, (i) engage in negotiations or discussions with any Person (and its Representatives and intermediaries) that has made an unsolicited bona fide written Acquisition Proposal not resulting from or arising out of a breach of Section 7.5(a), and/or (ii) furnish to such Person information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement and to the extent nonpublic information that has not been made available to Parent is made available to such Person, make available or furnish such nonpublic information to Parent promptly (and in any event within 24 hours) following the time it is provided to such Person, in the case of each of clauses (i) or (ii), if, and only if, prior to taking such particular action, the

Board of Directors of the Company has determined in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes or would reasonably be expected to lead to, a Superior Proposal, and that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law.

(c)           Notwithstanding anything in this Section 7.5 to the contrary, at any time prior to the receipt of the Required Company Vote, the Company’s Board of Directors may (x) withdraw, modify or amend in any manner adverse to Parent its approval or recommendation of this Agreement or the Merger or recommend an Acquisition Proposal, or enter into a Company Acquisition Agreement or resolve or agree to take any of the foregoing actions (a “Company Adverse Recommendation Change”) (i) in response to an Intervening Event, or (ii) following receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.5 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, in the case of each of clauses (i) and (ii), if and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and subject to the Company’s compliance with Section 7.5(d) or (y) following receipt of an unsolicited bona fide written Acquisition Proposal that did not result from a breach of this Section 7.5 and which the Company’s Board of Directors determines in good faith, in consultation with its financial advisors and outside legal counsel constitutes a Superior Proposal or would reasonably be expected to lead to a Superior Proposal, terminate this Agreement in accordance with the provisions of Section 9.1(f) and enter into a definitive acquisition agreement, merger agreement or similar definitive agreement (a “Company Acquisition Agreement” (for the avoidance of doubt an Acceptable Confidentiality Agreement shall not constitute a Company Acquisition Agreement)) with respect to such Superior Proposal, if, and only if, the Company’s Board of Directors has determined in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law and the Company complies with Section 7.5(d) and, concurrently with entering into a Company Acquisition Agreement with respect to such Superior Proposal, the Company pays the Termination Fee in accordance with Section 9.2(c).

(d)           Prior to the Company taking any action permitted (i) under Section 7.5(c)(x)(i), the Company shall (A) provide Parent with at least four (4) Business Days’ prior written notice advising Parent it intends to effect a Company Adverse Recommendation Change and specifying, in reasonable detail, the reasons therefor and all material information with respect to such Intervening Event (including in relation to all developments related thereto), and (B) if requested by Parent, during such four (4) Business Day period, negotiate in good faith with Parent (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement such that the Company’s Board of Directors would determine in good faith, after consultation with its financial advisors and outside legal counsel, that the failure of the Company’s Board of Directors to make a Company Adverse Recommendation Change would not be inconsistent with its fiduciary duties under applicable Law, or (ii) under Section 7.5(c)(x)(ii) or Section 7.5(c)(y) the Company shall provide Parent with at least four (4) Business Days’ prior written notice (it being understood and agreed that any material amendment to the amount or form of consideration payable in connection with the applicable Acquisition Proposal shall require a new notice and a two (2) Business Day period) advising Parent that the Company’s Board of Directors intends to take such action, specifying the material terms and conditions of the Superior Proposal and that the Company shall, if requested by Parent, during such four (4) Business Day period (or two (2) Business Day period, if applicable), negotiate with Parent (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement such that such Acquisition Proposal would no longer constitute a Superior Proposal.

(e)           The Company shall notify Parent promptly (but in any event within 24 hours) after receipt of any bona fide Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal.  The Company shall keep Parent reasonably informed of the status and material details (including any amendments or proposed amendments) of any such Acquisition Proposal and keep Parent reasonably informed as to the material details of all discussions or negotiations with respect to any such Acquisition Proposal (in each case in a manner that is not unduly disruptive of the Company’s ability to conduct good faith discussions in accordance with this Section 7.5 with the party making such Acquisition Proposal and its Representatives, advisors and agents) and shall provide Parent within 24 hours after receipt thereof all copies of any other documentation, including any drafts of a Company Acquisition Agreement with respect to such Acquisition Proposal, material to understanding such Acquisition Proposal (as determined by the Company) received by the Company from the Person (or from any Representatives, advisors or agents of such Person) making such Acquisition Proposal or with whom such discussions or negotiations are taking place; provided that, for the sake of clarity, it is understood and agreed that all such information and communications shall be subject to the Confidentiality Agreement.

(f)            Nothing contained in this Section 7.5 or elsewhere in this Agreement shall prohibit the Company or the Company’s Board of Directors, directly or indirectly through its Representatives, from complying with its disclosure obligations under applicable Law with regard to an Acquisition Proposal, including taking and disclosing to the Company’s Shareholders a position with respect to a tender or exchange offer by a third party pursuant to Rule 14d-9 or Rule 14e-2 promulgated under the Exchange Act (or any similar communication to the Company’s Shareholders), and none of the foregoing shall constitute a Company Adverse Recommendation Change provided that any such disclosure (other than a “stop, look and listen” communication or other similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, or an express rejection of the Acquisition Proposal or a reaffirmation of the Company Board Recommendation) shall be deemed to be a Company Adverse Recommendation Change if the Company Board fails to expressly and publicly reaffirm the Company Board Recommendation within five (5) Business Days following any request by Parent in response to such Company disclosure (it being agreed that Parent may only make one (1) request with respect to any single such disclosure).

Section 7.6.           Shareholder Litigation.  The Company shall keep Parent informed of and consult and cooperate with Parent in connection with, any shareholder litigation or claim against the Company and/or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement (other than any litigation where the interests of the Company or any of its Affiliates are adverse to those of Parent, Merger Sub or any of their respective Affiliates) and the Company shall consider in good faith any suggestions by Parent with respect thereto.

Section 7.7.           Public Announcements.  Each of the Company, Parent and Merger Sub agrees that no public release or public announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any applicable Governmental Entity, in which case the party required to make the release or announcement shall use its commercially reasonable efforts to allow each other party reasonable time to comment on such release or announcement in advance of such issuance (and the disclosing party will consider such comments in good faith) provided that (i) each party may issue such press releases or make any such public statements in connection with any dispute between the parties hereto regarding this Agreement without obtaining the other parties’ prior written consent, (ii) the restrictions in this Section 7.7 shall not apply to the receipt and existence of an Acquisition Proposal or a Company communication in connection with or following a Company Adverse Recommendation Change effected in accordance with Section 7.5.

Section 7.8.           Takeover Statutes.  If any business combination, control share acquisition, fair price or similar statute is or becomes applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement, each of Parent, Merger Sub and the Company and their respective Boards of Directors will (a) take all action reasonably necessary to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (b) otherwise act to eliminate or minimize the effects of such takeover statute.

Section 7.9.           Certain Notices.  The Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of (i) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement, (ii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement, (iii) any Actions commenced, or to such party’s Knowledge, threatened, against the Company or any of its Subsidiaries or Parent or its Subsidiaries, as applicable, that are related to the transactions contemplated by this Agreement and (iv) any event, change or effect between the date of this Agreement and the Effective Time which causes or is reasonably likely to cause the conditions to Closing (A) set forth in Section 8.2(a) or Section 8.2(b), in the case of the Company, or (B) set forth in Section 8.3(a) or Section 8.3(b), in the case of Parent and Merger Sub, not to be satisfied at the Closing.  In no event shall (x) the delivery of any notice by a party pursuant to this Section 7.9 limit or otherwise affect the respective rights, obligations, representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement, or (y) disclosure by the Company or Parent be deemed to amend or supplement the Disclosure Letter or constitute an exception to any representation or warranty.

Section 7.10.        Stock Exchange Delisting.  The Surviving Company shall cause the Common Shares to be delisted from NASDAQ and deregistered under the Exchange Act as soon as practicable following the Effective Time.

ARTICLE VIII.

CONDITIONS PRECEDENT

Section 8.1.           Conditions to Each Party’s Obligation to Effect the Merger.  The obligations of the Company, Parent and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a)           Shareholder Approval.  The Company shall have obtained the Required Company Vote in connection with the approval and adoption of this Agreement by the Shareholders of the Company.

(b)           No Injunctions or Restraints, Illegality.  No Governmental Entity having jurisdiction over any party hereto shall have enacted, issued, promulgated, enforced or entered any Laws or Orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by this Agreement.

(c)           Regulatory Approvals.  The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

Section 8.2.           Additional Conditions to Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to effect the Merger are subject to the satisfaction of, or waiver by Parent, on or prior to the Closing Date of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of the Company contained in Section 3.5 (Authorization and Validity of Agreement) and Section 3.9(b) (Absence of Certain Changes or Events) shall be true and correct in all respects when made at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), (ii) the representations and warranties of the Company contained in Section 3.6(a)(ii), Section 3.6(a)(iii), Section 3.6(a)(v), Section 3.6(b)(ii), Section 3.6(b)(iii), the first sentence of Section 3.7(a) (other than clause (ii) of the first sentence of Section 3.7(a)), Section 3.7(b)(ii), Section 3.7(b)(iii), Section 3.7(b)(iv), Section 3.22 (Affiliate Transactions), Section 3.25 (No Brokers) and Section 3.26 (State Takeover Statutes) shall be true and correct in all but de minimis respects when made at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date); and (iii) all other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects when made at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) does not have, individually or in the aggregate, a Company Material Adverse

Effect.  Parent shall have received a certificate of the co-presidents and the chief financial officer of the Company on its behalf to such effect.

(b)           Performance of Obligations of the Company.  The Company shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Closing Date.  Parent shall have received a certificate of the co-presidents and the chief financial officer of the Company to such effect.  The Company shall have performed and complied, in each case in all but de minimis respects, with all obligations and covenants required to be performed or complied with by it under clauses (ii), (iii), (vii)(A), (xii) and (xvi) of Section 5.1(a).

(c)           Company Material Adverse Effect.  During the period from the date hereof to the Closing Date there shall not have been a Company Material Adverse Effect.  Parent shall have received a certificate of an executive officer of the Company to such effect.

(d)           No Actions.  There shall not be pending any Action brought, issued, pursued or enforced by a Governmental Authority against the Company, its Subsidiaries or any member of the Company’s or its Subsidiaries’ senior management, which would have a Company Material Adverse Effect; provided, that it shall be assumed that any such Action will be adversely determined unless the Company can demonstrate by a preponderance of the evidence that such Action will not be adversely determined against the Company.

(e)           Subordinated Notes.  The Subordinated Notes shall remain outstanding as at the Closing Date.

(f)            Fund Consents.  (i) The Consent of Clients representing equal to or greater than ninety percent (90%) of the Base Aggregate Management Fees as set forth in Annex A shall have been obtained and (ii) the Consent of Clients representing equal to or greater than seventy percent (70%) of the Base Aggregate Non CLO/CDO Management Fees as set forth in Annex A shall have been obtained; provided, however, that (A) in the case of Clients pursuant to which the applicable indenture or other governing document has been fully discharged prior to the Closing in the ordinary course and not either (X) as a result of the transactions contemplated by this Agreement or (Y) at the direction of the Company or any of its Subsidiaries, the management fees with respect to such Client shall be removed from the numerator and the denominator of the calculation under (i) and/or (ii), as applicable, of this Section 8.2(f) and (B) the Consent of Clients shall be considered obtained for purposes of this Section 8.2(f) only if all Advisers Act Consents and Investor Waivers required by Law or the applicable Fund Documents have been obtained.

(g)           FIRPTA Certificate.  A certificate issued by the Company, in form and substance reasonably satisfactory to Parent, pursuant to Treasury Regulations Section 1.1445-11T, dated as of the Closing Date and signed by a responsible officer of the Company.

Section 8.3.           Additional Conditions to Obligations of the Company.  The obligations of the Company to effect the Merger are subject to the satisfaction of, or waiver by the Company, on or prior to the Closing Date of the following additional conditions:

(a)           Representations and Warranties.  (i) The representations and warranties of Parent and Merger Sub contained in Section 4.5 (Authorization and Validity of Agreement) and Section 4.10 (Ownership of Company Stock) shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), and (ii) all other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case such representations and warranties shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth therein) does not have, individually or in the aggregate, a Parent Material Adverse Effect.  The Company shall have received a certificate of an executive officer of Parent to such effect.

(b)           Performance of Obligations of Parent and Merger Sub.  Parent and Merger Sub shall have performed in all material respects and complied in all material respects with all agreements and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing Date.  The Company shall have received a certificate of an executive officer of Parent to such effect.

Section 8.4.           Frustration of Closing Conditions.  None of the Company, Parent or Merger Sub may rely on the failure of any condition precedent set forth in this ARTICLE VIII to be satisfied if such failure was caused by such party’s failure to comply with its obligations set forth in this Agreement to consummate and make effective the transactions provided for herein.

ARTICLE IX.

TERMINATION

Section 9.1.           Termination.  This Agreement may be terminated only prior to the Effective Time by action taken or authorized by the Board of Directors of the terminating party or parties, and except as provided below, whether before or after approval of the matters presented in connection with the Merger by the Shareholders of the Company, in each case in the following manner only:

(a)           By mutual written consent of Parent and the Company;

(b)           By either the Company or Parent if the Effective Time shall not have occurred on or before January 31, 2017 (the “Termination Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any party whose material breach (including in the case of Parent a material breach by Merger Sub) of any representation, warranty, covenant or agreement set forth in this Agreement has been a principal cause of, or principally resulted in, the failure of the Merger to be consummated on or before the Termination Date;

(c)           By either the Company or Parent if any statute, rule, regulation or other Law shall have been adopted or promulgated after the date hereof, or any restraining order, injunction or other Order shall have been issued after the date hereof by a court or other Governmental Entity of competent jurisdiction, having the effect of making the Merger illegal or permanently enjoining or otherwise permanently prohibiting consummation of the Merger or the other transactions contemplated by this Agreement, and such statute, rule, regulation, other Law, restraining order, injunction or other Order shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(c) shall not be available to any party whose material breach (including in the case of Parent a material breach by Merger Sub) of any representation, warranty, covenant or agreement set forth in this Agreement has been a principal cause of, or resulted in, the adoption, promulgation or issuance of any such statute, rule, regulation, other Law, restraining order, injunction or other Order;

(d)           By either the Company or Parent if the Company Shareholders Meeting (including any adjournment or postponement thereof) at which this Agreement has been voted upon shall have been held and completed, and the holders of the outstanding Common Shares fail to adopt this Agreement by the Required Company Vote;

(e)           By Parent, prior to the receipt of the Required Company Vote at the Company Shareholders Meeting (including any adjournment or postponement thereof), after a Company Adverse Recommendation Change shall have occurred;

(f)            By the Company, if, prior to the receipt of the Required Company Vote at the Company Shareholders Meeting (including any adjournment or postponement thereof), the Board of Directors of the Company authorizes the Company, in compliance with Section 7.5, to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided, however, that any such purported termination pursuant to this Section 9.1(f) shall be void and of no force or effect unless the Company has complied with Section 9.2(c); provided further, however, that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement;

(g)           By the Company if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and (i) such breach is not reasonably capable of being cured, or (ii) if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) thirty (30) days following the receipt by Parent and Merger Sub of written notice from the Company informing Parent or Merger Sub of such breach, and (B) the Termination Date; provided, however, that Parent and Merger Sub shall have only have three (3) days to cure if such breach is the failure to consummate the transactions contemplated by this Agreement when required pursuant to Section 1.2; provided further, however, that (x) the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if such breach is cured by Parent or Merger Sub within the time period referred to immediately above, and (y) the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(g) if the Company is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(h)           By Parent if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and (i) such breach is not reasonably capable of being cured, or (ii) if such breach is reasonably capable of being cured, such breach shall not have been cured prior to the earlier of (A) thirty (30) days following the receipt by the Company of written notice from Parent informing the Company of such breach, and (B) the Termination Date; provided, however, that (x) Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if such breach is cured by the Company within the time period referred to immediately above, and (y) Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(h) if Parent or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement; or

(i)            By Parent if, within ten (10) Business Days after a tender offer or exchange offer relating to Company Securities shall have been commenced by a Person unaffiliated with Parent (or, if earlier, prior to the date of the Company Shareholders Meeting), the Company shall not have sent to its Shareholders pursuant to Rule 14e-2 under the Securities Act a statement reaffirming the Company Board Recommendation and recommending that Shareholders reject such tender or exchange offer.

Section 9.2.           Notice of Termination; Effect of Termination.

(a)           The party desiring to terminate this Agreement pursuant to this ARTICLE IX (other than pursuant to Section 9.1(a)) shall deliver written notice of such termination to each other party hereto specifying with particularity the reason for such termination, and any such termination shall be effective immediately upon delivery of such written notice to the other party (except to the extent such other party has the right under this ARTICLE IX to cure the basis for such termination).  In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Merger Sub or the Company or any of their respective officers, directors, Representatives, agents or Affiliates, except with respect to this Section 9.2, the penultimate sentence of Section 7.3 and ARTICLE X hereof (and any related definitions contained in any such Sections or Article) which shall remain in full force and effect; provided, however, that the termination of this Agreement shall not relieve any party from any liability for damages to the extent such liabilities or damages were the result of fraud or the willful and material breach by such party of any of its representations, warranties, covenants or other agreements set forth in this Agreement. For purposes of this Agreement, “willful and material breach” means a material breach or failure to perform that is a consequence of an act or omission undertaken by the breaching party with the Knowledge that the taking of, or failure to take, such an act will cause a material breach of this Agreement.

(b)           If Parent shall terminate this Agreement pursuant to Section 9.1(e) or Section 9.1(i) (or if the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) or Section 9.1(d) provided that at the time of such termination, Parent had the right to terminate this Agreement pursuant to Section 9.1(e) or Section 9.1(i), then the Company shall pay to Parent not later than two (2) Business Days following such termination, an amount in cash equal to $13,332,000 (the “Termination Fee”) with the payment of the Termination Fee being made by wire transfer of immediately available funds to such bank account as Parent may designate in writing to the Company in connection with the termination of this Agreement.

(c)           If the Company shall terminate this Agreement pursuant to Section 9.1(f), then the Company shall pay to Parent prior to or concurrently with such termination, the Termination Fee, with the payment of the Termination Fee being made by wire transfer of immediately available funds to such bank account as Parent may designate in writing to the Company in connection with the termination of this Agreement.

(d)           If (i) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(b) and provided that the Required Company Vote shall not have been obtained at the Company Shareholders Meeting (including any adjournment or postponement thereof) or (ii) the Company or Parent shall terminate this Agreement pursuant to Section 9.1(d), and in the case of clauses (i) and (ii) immediately above, (A) prior to the termination of this Agreement (in the case of a termination pursuant to Section 9.1(b)) or prior to the Company Shareholders Meeting (in the case of a termination pursuant to Section 9.1(d)), there shall have been publicly disclosed or announced (and not withdrawn) a bona fide written Acquisition Proposal, and (B) within twelve (12) months of the termination of this Agreement, the Company enters into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) with respect to any Acquisition Proposal (which is subsequently consummated) or shall have consummated any Acquisition Proposal (which, in each case, need not be the same Acquisition Proposal that was made, disclosed or communicated prior to termination of this Agreement), then, on and subject in all respects to the consummation of such Acquisition Proposal, the Company shall pay the Termination Fee to Parent (by wire transfer of immediately available funds), immediately following consummation of such Acquisition Proposal.  For purposes of this Section 9.2(d), notwithstanding anything in this Agreement that may be deemed to the contrary, the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 10.13, except that the references to “more than 15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “a majority” instead.

(e)           The Company acknowledges that the agreements contained in this Section 9.2 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, Parent and Merger Sub would not enter into this Agreement.

(f)            The parties agree and understand that, notwithstanding anything in this Agreement that may be deemed to the contrary, in no event shall the Company be required to pay the Termination Fee on more than one occasion.  Parent and Merger Sub agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section and such Termination Fee is paid in full, such payment shall be the sole and exclusive remedy of Parent and its Affiliates against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, shareholders, managers, members, employees, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, employees, Affiliates or Representatives shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

Section 9.3.           Amendment.  This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the Shareholders of the Company, but, after any such approval, no amendment shall be made which by Law requires further approval by such Shareholders without such further approval.  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 9.4.           Extension; Waiver.  At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.  The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

ARTICLE X.

MISCELLANEOUS

Section 10.1.        Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for Section 6.2 and any other covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and this ARTICLE X.

Section 10.2.        Successors and Assigns.  No party hereto shall assign this Agreement or any rights or obligations hereunder without the prior written consent of the other parties hereto and any such attempted assignment without such prior written consent shall be void and of no force and effect; provided, however, that prior to the Effective Time, Merger Sub may, without the prior written consent of the Company, assign all or any portion of its rights under this Agreement to Parent or to one or more of Parent’s direct or indirect wholly-owned Subsidiaries.  No assignment shall relieve the assigning party of any of its obligations hereunder.  This Agreement shall inure to the benefit of and shall be binding upon the successors and permitted assigns of the parties hereto.

Section 10.3.        Governing Law; Jurisdiction; Waiver of Jury Trial.

(a)           This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement shall be construed, performed and enforced in accordance with, and governed by, the laws of the State of Delaware, without giving effect to any applicable principles of conflict of laws that would cause the Laws of another State to otherwise govern this Agreement.

(b)           Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party(ies) hereto or its successors or assigns shall be brought and determined exclusively in the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, in any state court of Delaware or the United States District Court for the District of Delaware.  Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof.  Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts.  Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 10.3(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the foregoing in this Section 10.3(b), a party may commence any legal action or proceeding in a court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by one of the above-named courts.  Each party hereto further waives any claim and will not assert that venue should properly lie in any other location within the selected jurisdiction.

(c)           EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT.  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (II) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS Section 10.3.

(d)           PARENT HEREBY IRREVOCABLY DESIGNATES CORPORATION SERVICE COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 2711 CENTERVILLE ROAD, SUITE 400,WILMINGTON, DELAWARE AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY LEGAL ACTION OR PROCEEDINGS WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO PARENT IN THE MANNER PROVIDED IN Section 10.6 OF THIS AGREEMENT.  PARENT SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT PARENT WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.  PARENT EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 10.4.        Expenses.  All fees and expenses incurred by the parties hereto in connection with the execution and delivery of this Agreement, the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby, including, without limitation, all legal, accounting, financial advisory and consulting fees and expenses incurred by any party hereto in connection with the foregoing, shall be the obligation of and paid by the party incurring such fees and expenses, provided that, any costs, fees and expenses (including fees and expenses of legal counsel) in connection with any filing made pursuant to the HSR Act or any competition, merger control, antitrust or similar Law, including any such costs, fees or expenses incurred responding to any requests for additional information, and in litigating any challenge to the transactions contemplated by this Agreement under the HSR Act or any competition, merger control, antitrust or similar Law, shall be paid by Parent.

Section 10.5.        Severability; Construction.

(a)           The provisions of this Agreement are severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions of this Agreement.  If any provision of this Agreement, or the application of that provision to any Person or any circumstance, is invalid or unenforceable, (i) a suitable and equitable provision will be substituted for that provision in order to carry out, so far as may be valid and enforceable, the intent and purpose of the invalid or unenforceable provision, and (ii) the remainder of this Agreement and the application of that provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of that provision, or the application of that provision, in any other jurisdiction.

(b)           The parties have participated jointly in the negotiation and drafting of this Agreement.  If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement.

The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The table of contents and captions in this Agreement are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections and Exhibits are to Articles, Sections and Exhibits of this Agreement unless otherwise specified.  All Exhibits and Annexes annexed to this Agreement or referred to in this Agreement are incorporated in and made a part of this Agreement as if set forth in full in this Agreement.  Any capitalized term used in any Exhibit, Annex or the Disclosure Letter but not otherwise defined therein shall have the meaning set forth in this Agreement.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to documents or information “made available” or “provided” to Parent and/or its Representatives (or any phrase of similar import) hereunder shall mean (i) with respect to the data room entitled “Project Vanderbilt” maintained by Intralinks, to the extent uploaded to such data room and made accessible to Parent and its Representatives thereon prior to 9 p.m. Eastern Standard Time on the calendar day immediately prior to the date hereof and (ii) with respect to e-mail, to the extent the Company or its Representatives provide such documents or information to Parent or its Representatives prior to 9 p.m. Eastern Standard Time on the calendar day immediately prior to the date hereof, in each case except as `otherwise indicated. The phrase “ordinary course of business” shall mean, with respect to the Company and/or its Subsidiaries, the ordinary course of business, consistent with past practices of the Company and/or its Subsidiaries.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  Reference to “$” shall mean U.S. dollars.  References to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.  A reference to a “Subsidiary” of any Person means a direct or indirect Subsidiary of such Person.

Section 10.6.        Notices.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed to have been duly given (i) on the date of service or delivery if served personally on the party to whom notice is to be given or sent by facsimile transmission (provided confirmation of facsimile transmission is obtained), (ii) on the day after delivery to Federal Express or similar overnight courier to the party as follows or (iii) on the date sent by e-mail of a  “portable document format” (.pdf) document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient:

If to the Company:

CIFC LLC

250 Park Avenue

4th Floor

New York, NY 10177

Attention:  Julian Weldon
Facsimile: 212-441-4011

Email: jweldon@cifc.com

With a copy to (such copy shall not constitute notice):

Latham & Watkins LLP
885 Third Avenue
New York, NY 10022-4834
Attn: David Allinson, Esq.
Facsimile: 212-906-1200
Email: david.allinson@lw.com

And

Dechert LLP

1095 Avenue of the Americas

New York, NY 10036

Attn: Derek Winokur, Esq.

Facsimile: 212-698-3599
Email: derek.winokur@dechert.com

If to Parent or Merger Sub:

c/o F.A.B. Partners LP

13 Castle Street

St Helier, Jersey JE4 5UT

Attention: Michele Faissola Work and Hugh Nineham

Email: michele@faissola.com

hugh.nineham@btinternet.com

With a copy to (such copy shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153-0119

Attention: Harvey Eisenberg, Esq. and Jaclyn L. Cohen, Esq.
Facsimile: 212-310-8007

Email: harvey.eisenberg and jackie.cohen@weil.com

Any party may change its address or facsimile number for the purpose of this Section 10.6 by giving the other party written notice of its new information in the manner set forth above.

Section 10.7.        Entire Agreement.  This Agreement, the Disclosure Letter, the Confidentiality Agreement and the Ancillary Agreements contain the entire understanding among the parties hereto with respect to the transactions contemplated hereby and supersede and replace all prior and contemporaneous agreements and understandings, oral or written, with regard to such transactions.

Section 10.8.        Parties in Interest.  Except for the rights to continued indemnification and insurance pursuant to Section 6.2 hereof (of which the Persons entitled to indemnification or insurance, as the case may be, are the intended beneficiaries following the Effective Time), nothing in this Agreement is intended to confer, and does not confer, any rights or remedies under or by reason of this Agreement (or any breach hereof) on any Persons (including the Shareholders of the Company, any Fund or Client or any other Person), other than (a) the parties hereto and their respective successors and permitted assigns, and (b) the rights of the Shareholders to receive the Merger Consideration and the holders of Company Share Options, Company Share Awards and Company Warrants to receive the payments set forth in Section 2.2, in each case in accordance with this Agreement on and after the Effective Time.  Nothing in this Agreement is intended to relieve or discharge the obligations or liability of any third Persons to the Company, Parent or Merger Sub.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 9.4 without notice or liability to any other person.  In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Consequently, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.9.        Specific Performance.  The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with the terms hereof and that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity.  The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.  Without limiting the foregoing, the parties hereto agree not to oppose a request by any party hereto (as opposed to the shareholders of any such party or any unaffiliated third party) for expedited proceedings with regard to any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 10.10.      Disclosure Letter.  Any reference in a particular section of the Disclosure Letter shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the Company that are contained in the corresponding section of this Agreement, and (b) any other representations and warranties (or covenants, as applicable) of the Company that are contained in any other section of this Agreement, but only to the extent that the applicability of such matter so referenced is reasonably apparent upon a reading of the disclosure without any independent knowledge on the part of the reader regarding the matter disclosed.  The inclusion of any information in the Disclosure Letter shall not be deemed to be an admission or acknowledgment, in and of itself, that such information is required by the terms hereof to be disclosed or made available, is material, has resulted in or would result in a Company Material Adverse Effect or is outside the ordinary course of business.

Section 10.11.      Non-Recourse.  This Agreement may only be enforced against, and any Action that may be based upon, in respect of, arise under, out of or by reason of, be connected with or relate in any manner to this Agreement, or the negotiation, execution, performance or breach, of this Agreement, including, any representation or warranty made or alleged to have been made in, in connection with or as an inducement to, this Agreement (each of such above-described legal, equitable or other theories or sources of liability, a “Recourse Theory”) may only be made or asserted against (and are expressly limited to) the Persons that are expressly identified as parties hereto in the preamble to and signature pages of this Agreement and solely in their capacities as such and against Guarantor as provided in the Guarantee.  No Person who is not a party hereto (including, (a) any former, current or future direct or indirect equity holder, controlling Person, management company, incorporator, member, partner, manager, director, officer, employee, agent, Affiliate, assignee, attorney or representative of, and any financial advisor or lender to (all above-described Persons in this sub-clause (a), collectively, “Affiliated Persons”) a party hereto or any Affiliate of such party, and (b) any Affiliated Persons of such Affiliated Persons but specifically excluding the parties hereto and the Guarantor (the Persons in sub-clauses (a) and (b), together with their respective successors, assigns, heirs, executors or administrators, collectively, but specifically excluding the parties hereto and the Guarantor and any Acquiring Person (as defined in the Guarantee), “Non-Parties”) will have any liability whatsoever in respect of, based upon or arising out of any Recourse Theory under this Agreement.  Without limiting the rights of any party hereto against the other parties hereto as set forth herein, in no event will any party hereto, any of its Affiliates or any Person claiming by, through or on behalf of any of them institute any Action under any Recourse Theory against any Non-Party.  Notwithstanding anything to the contrary in this Section 10.11, nothing herein shall be deemed to limit any liabilities or other obligations of the Guarantor or any Acquiring Person under the Guarantee.

Section 10.12.      Counterparts.  This Agreement may be executed in counterparts (including by facsimile or other electronic transmission), each of which shall be deemed an original, but all of which shall constitute the same instrument.

Section 10.13.      Definitions.  As used in this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement; provided, however, such confidentiality agreement shall not be required to include a standstill provision or in any way prohibit the making or amendment of an Acquisition Proposal.

“Acquisition Proposal” means any offer or proposal (other than a proposal or offer by Parent or any of its Subsidiaries) (i) for a merger, reorganization, recapitalization, consolidation, share exchange, business combination, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets constitute more than 15% of the assets of the Company and its Subsidiaries, taken as a whole, or (ii) to acquire, directly or indirectly, securities representing more than 15% of the voting power of the Company, more than 15% of the assets of the Company and its Subsidiaries, taken as a whole, or more than 15% of the total capital stock of the Company and its Subsidiaries, taken as a whole.

“Act” means the Limited Liability Company Act of the State of Delaware, as amended.

“Action” shall have the meaning set forth in Section 3.18.

“Advisers Act” means the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Advisers Act Consent” shall have the meaning set forth in Section 3.4.

“Affiliate” means, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided that no Fund shall be deemed to be an Affiliate of the Company or its Affiliates.

“Affiliated Persons” shall have the meaning set forth in Section 10.11.

“Agreement” shall have the meaning set forth in the Preamble hereto.

“Ancillary Agreements” shall mean any agreement, instrument, certificate or document entered into in connection with this Agreement.

“Base Aggregate Management Fees” shall mean the aggregate management fees, calculated on an annualized basis, of each Client as set forth in Annex A.

“Base Aggregate Non-CLO/CDO Management Fees” shall mean the aggregate management fees, calculated on an annualized basis, of Clients other than CLOs/CDOs, as set forth in Annex A.

“Base Date” shall have the meaning set forth in Section 3.13(a).

“Board of Directors” shall mean the Board of Directors of any specified Person.

“Book-Entry Shares” shall have the meaning set forth in Section 2.1(c).

“Business Day” means any day, other than Saturday, Sunday or other day on which banks are required or authorized to close in the City of New York.

“Capitalization Date” shall have the meaning set forth in Section 3.6(a).

“CDOs” means those collateralized debt obligation issuers set forth on Annex B-1.

“Certificate” shall have the meaning set forth in Section 2.1(c).

“Certificate of Merger” shall have the meaning set forth in Section 1.3.

“Client” means any Person to which the Company or any of its Subsidiaries provides investment management or investment advisory services, including any sub-advisory services, relating to securities or other financial instruments, commodities, real estate or any other type of asset, pursuant to an Investment Advisory Arrangement. For the avoidance of doubt, “Clients” shall not include the Company or any of its Subsidiaries.

“CLOs/CDOs” means those collateralized loan obligation issuers and collateralized debt obligation issuers set forth on Annex B-1.

“Closing” shall have the meaning set forth in Section 1.2.

“Closing Date” shall have the meaning set forth in Section 1.2.

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” shall have the meaning set forth in the Recitals hereto.

“Company” shall have the meaning set forth in the Preamble hereto.

“Company Acquisition Agreement” shall have the meaning set forth in Section 7.5(c).

“Company Adverse Recommendation Change” shall have the meaning set forth in Section 7.5(c).

“Company Balance Sheet” shall have the meaning set forth in Section 3.11.

“Company Board Recommendation” shall have the meaning set forth in Section 3.29.

“Company Equity Award” means any Company Share Option and any Company Share Award.

“Company Fund” means any investment fund or other collective investment vehicle that is a distinct Entity (including any general or limited partnership, corporation, trust or limited liability company, and including each separate portfolio or series of any of the foregoing and whether or not dedicated to a single investor) (a) sponsored or controlled by the Company or its Subsidiary or (b) for which the Company or its Subsidiary acts as the principal investment adviser, investment manager, collateral manager, trustee, general partner, managing member, manager or in a similar capacity; provided, that Company Funds shall not include any Managed Accounts, Sub-advisory Relationships or, for the avoidance of doubt, any Portfolio Companies.  The Company Funds, other than the CLOs/CDOs, as of the date of this Agreement are set forth on Annex B-2.  For the avoidance of doubt, the CLOs/CDOs (including those CLOs which are currently in their warehouse phase) shall constitute Company Funds.

“Company Material Adverse Effect” means any event, occurrence, fact, development, condition or change that, individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on, (x) the business, assets, Liabilities, properties, results of operations, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (y) the ability of the Company to timely perform its obligations under and consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that, with respect to clause (x) only, in no event shall any events, occurrences, facts, developments, conditions or changes arising out of, relating to or resulting from any of the following, alone or in combination, be deemed to constitute or be taken into account in determining whether there has been or may be, a Company Material Adverse Effect: (a) changes in general economic, business or geopolitical conditions; (b) political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region of the world; (c) changes in the financial, credit, banking, securities or commodities markets in the United States or any other country or region in the world (including changes in interest rates, exchange rates, stock, bond and/or debt prices); (d) changes in GAAP or other accounting standards (or interpretations thereof); (e) changes in any Laws or other binding directives issued by any Governmental Entity (or interpretations thereof); (f) any change, in and of itself, in the market price or trading volume of the Common Shares (provided that the underlying causes of such change may be considered in determining whether there is a Company Material Adverse Effect if not otherwise excluded hereunder); (g) the occurrence of any hurricane, earthquake, or other natural disaster; (h) any failure to meet internal or published projections, forecasts, budgets, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period (provided that the underlying causes of such failure may be considered in determining whether there is a Company Material Adverse Effect if not otherwise excluded hereunder); (i) the announcement or pendency of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or its Subsidiaries with its employees, Clients or other Persons having business relationships with the Company or its Subsidiaries, or any litigation arising from allegations of a breach of fiduciary duty or other violation of applicable Law arising out of or relating to this Agreement or the transactions contemplated by this Agreement; (j) any acts of the Company or any of its Subsidiaries expressly required or expressly prohibited by the terms of this Agreement, or any omissions of the Company or any of its Subsidiaries expressly required by the terms of this Agreement; or (k) any change generally affecting any of the industries in which the Company or any of its Subsidiaries operates; provided, that the events, occurrences, facts, developments conditions or changes described in clauses (a) to (e), (g) or (k) above may be taken into account in determining whether there has been a Company Material Adverse Effect, in each case to the extent, and only to the extent, that such events, occurrences, facts, developments conditions or changes have a disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to other companies operating in the industry in which the Company and its Subsidiaries primarily operate.

“Company Organizational Documents” means the certificate of formation of the Company and the LLC Agreement, together with all amendments thereto.

“Company-Owned IP” means all Intellectual Property owned by the Company and its Subsidiaries.

“Company Real Property” means any real property covered by a Material Lease under which either the Company or any of its Subsidiaries is a lessee.

“Company SEC Reports” shall have the meaning set forth in Section 3.8(a).

“Company Securities” shall have the meaning set forth in Section 3.6(b).

“Company Share Award” means each restricted share unit award in respect of Common Shares issued under the Company Share Plan, any predecessor or successor plan thereto, or any other equity or equity-based compensation plan of the Company or any of its predecessors, regardless of whether such award may be settled in cash, Common Shares or a combination thereof (and shall include restricted stock unit awards originally issued under the CIFC Corp. 2011 Stock Option and Incentive Plan (as amended) that were assumed by the Company in connection with the Agreement and Plan of Merger, dated November 11, 2015, by and among the Company, CIFC Corp. and CIFC Merger Corp).

“Company Share Options” shall have the meaning set forth in Section 2.2(a).

“Company Share Plan” means the CIFC LLC 2011 Stock Option and Incentive Plan, as amended and/or restated.

“Company Shareholders Meeting” shall have the meaning set forth in Section 3.4.

“Company Subsidiary Securities” shall have the meaning set forth in Section 3.7(b).

“Company Warrant” shall have the meaning set forth in Section 2.2(c).

“Confidentiality Agreement” shall have the meaning set forth in Section 7.3.

“Consent” means, as the context requires, (a) any consent (negative or otherwise), approval, notice, authorization, waiver, permit, license, grant, agreement, exemption or order of, or registration, declaration or filing with, any third-party Person, including any Governmental Entity or Self-Regulatory Organization, or (b) termination or expiration of any applicable waiting period.

“Continuing Employees” shall have the meaning set forth in Section 6.1(a).

“Contract” means any legally binding contract, agreement, license, note, bond, mortgage, indenture, commitment, lease or other instrument or obligation, whether written or oral.

“control” (including the terms “controlling,” “controlled by” and “under common control with”) means, when used in the definition of “Affiliate” and the definition of “Subsidiary” possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Controlled Funds” means each Fund other than Non-Controlled Funds.

“DGCL” shall have the meaning set forth in Section 2.3.

“DFR Holdings” means, collectively, (i) DFR Holdings, LLC, a Delaware limited liability company, (ii) Bounty Investments, LLC, a Delaware limited liability company, (iii) Santa Maria Overseas Ltd., a Bahamanian company, (iv) Mayflower Trust, a Cayman Islands trust and (v) TZ Columbus Services Limited, a British Virgin Islands corporation.

“Disclosure Letter” shall have the meaning set forth in ARTICLE III.

“Dissenting Shares” shall have the meaning set forth in Section 2.3.

“Effective Time” shall have the meaning set forth in Section 1.3.

“Employee Benefit Plan” shall have the meaning set forth in Section 3.20(a).

“Entity” means a Person that is not a natural person.

“Environmental Laws” shall have the meaning set forth in Section 3.24(a).

“Equity Commitment Letter” shall have the meaning set forth in Section 4.9.

“Equity Financing” shall have the meaning set forth in Section 4.9.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” shall mean any trade or business (whether or not incorporated) that, together with any entity, is treated as a single employer under Section 414 of the Code.

“Exchange Act” shall have the meaning set forth in Section 3.4.

“Excluded Shares” shall have the meaning set forth in Section 2.1(b).

“Fee Payment Threshold” shall have the meaning set forth in Section 10.13 of the Disclosure Letter.

“Filed Contracts” shall have the meaning set forth in Section 3.19.

“Fund” means any Company Fund (including CLOs/CDOs), Managed Account or Sub-advisory Relationship.

“Fund Document” means as of the date hereof (i) each administration agreement, advisory agreement, collateral administration agreement, hedge agreement, swap agreement, indenture, collateral management agreement, administrative services agreement, Investment Advisory Arrangement, offering document, escrow agreement, fiscal agent agreement, subscription agreement, purchase agreement, side letter, distribution agreement, solicitation agreement, placement agreement, custody agreement, underwriting agreement, organizational documents of each issuer, insurance agreement, all other material agreements and documents (A) related to each Controlled Fund, and (B) with respect to each Non-Controlled Fund, to which the Company or its Subsidiaries is a party, and (ii) each engagement letter, warehousing document, escrow agreement, loan agreement, participation agreement, security agreement and all other material agreements and documents (A) related to each Controlled Fund, and (B) with respect to each Non-Controlled Fund, to which the Company or its Subsidiaries is a party, including, in the case of clauses (i) and (ii), any amendments, modifications, supplements or waivers with respect to any of the foregoing.

“Fund Report” shall have the meaning set forth in Section 3.13(e).

“GAAP” means United States generally accepted accounting principles as in effect from time to time, consistently applied.

“Governmental Antitrust Authority” shall have the meaning set forth in Section 7.4(c).

“Governmental Entity” means any federal, state, local or foreign governmental, regulatory or administrative authority, branch, agency or commission or any court, tribunal or judicial body.

“Guarantee” shall have the meaning set forth in the Preamble hereto.

“Guarantor” shall have the meaning set forth in the Preamble hereto.

“HSR Act” shall have the meaning set forth in Section 3.4.

“Indemnified Party” shall have the meaning set forth in Section 6.2(a).

“Intellectual Property” means all of the following whether registered or unregistered: (a) trademarks and service marks, trade dress, product configurations, logos, slogans, trade names and other indications of origin, applications or registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith; (b) inventions (whether or not patentable), discoveries, improvements, ideas, know-how, formula methodology, processes, technology, software (including password unprotected interpretive code or source code, object code, development documentation, programming tools, drawings, specifications and data) and applications and patents in any jurisdiction pertaining to the foregoing, including re-

issues, continuations, divisions, continuations-in-part, renewals or extensions; (c) trade secrets and the right in any jurisdiction to limit the use or disclosure thereof; (d) copyrighted and copyrightable writings, designs, applications or registrations in any jurisdiction for the foregoing and all moral rights related thereto; (e) domain names; and (f) all similar intellectual property rights.

“Intervening Event” means, with respect to the Company, a material event or circumstance that was not known to the Board of Directors of the Company on the date of this Agreement (or if known, the consequences of which were not known to nor reasonably foreseeable by the Board of Directors of the Company as of the date hereof) which event or circumstance, or any material consequences thereof, becomes known to the Board of Directors of the Company after the date hereof and prior to the time at which the Company receives the Required Company Vote;  provided, however, that in no event shall the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof constitute an Intervening Event.

“Investment Advisory Arrangement” means a Contract under which the Company or any of its Subsidiaries acts as an investment manager, investment adviser, collateral manager or sub-advisor to, or manages any investment or trading account for, any Person.

“Investment Adviser Subsidiary” shall have the meaning set forth in Section 3.13(a).

“Investment Company Act” means the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Investor Waiver” shall have the meaning set forth in Section 3.4.

“IRS” means the United States Internal Revenue Service.

“JP Morgan” shall have the meaning set forth in Section 3.25.

“Key Employees” means the portfolio managers, directors or executive officers of the Company or any of its Subsidiaries, and any other employee, manager, consultant or officer of the Company or any of its Subsidiaries whose total annual compensation is in the top twenty-five (25) of all employees, managers, consultants and officers of the Company and its Subsidiaries.

“Knowledge” means, (i) with respect to the Company, the actual knowledge of the employees of the Company listed on Section 10.13 of the Disclosure Letter and (ii) with respect to Parent or Merger Sub, the actual knowledge of Michele Faissola Work, Dalinc Ariburnu and Nizar Al-Bassam.

“Laws” means any domestic or foreign laws, statutes, ordinances, rules (including rules of common law), regulations, codes, executive orders or legally enforceable requirements enacted, issued, adopted, promulgated or applied by any Governmental Entity or Self-Regulatory Organization that are applicable to the Person or Persons referenced.

“Leases” means any lease, sublease or other agreement under which the Company or any of its Subsidiaries: (a) leases, uses, occupies or has the right to use or occupy, any real property, or (b) grants to a third party any right to lease, use or occupy any real property.

“Liability” shall mean any liability, indebtedness or obligation of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise, and whether or not required to be recorded or reflected on a balance sheet under GAAP).

“Licenses and Permits” shall have the meaning set forth in Section 3.15.

“Lien” means any mortgage, deed of trust, lien (statutory or other), pledge, security interest, collateral security arrangement, conditional and installment agreement, restriction, option, right of first offer or refusal, preemptive right, charge, easement, right-of-way, encroachment or other encumbrance or title imperfection or defect of any kind or nature.

“LLC Agreement” shall have the meaning set forth in the Preamble hereto.

“Managed Account” means any investment account that is owned by a Client (or any nominee of such Client) for which the Company or its Subsidiary provides investment advice for compensation on a discretionary or non-discretionary basis; provided, that a Managed Account does not include a Sub-advisory Relationship.  For the avoidance of doubt, solely as used in this definition, a “Client” shall include any investment fund or collective investment vehicle sponsored or managed by an investment adviser that is not the Company or its Subsidiary.  The Managed Accounts as of the date of this Agreement are set forth on Annex B-3.

“Material Contract” shall have the meaning set forth in Section 3.19.

“Material Lease” means any Lease that (a) is material to the operations of the Company and its Subsidiaries, taken as a whole, or (b) involves payments by or to the Company or any of its Subsidiaries in excess of $250,000 per year.

“Maximum Premium” shall have the meaning set forth in Section 6.2(b).

“Merger” shall have the meaning set forth in the Recitals hereto.

“Merger Consideration” means an amount per Common Share, equal to $11.36.

“Merger Sub” shall have the meaning set forth in the Preamble hereto.

“Multiemployer Plan” shall have the meaning ascribed to such term in Section 4001(a)(3) of ERISA.

“NASDAQ” shall have the meaning set forth in Section 3.4.

“Negative Consent” shall have the meaning set forth in Section 7.2(a).

“Notice” shall have the meaning set forth in Section 7.2(a).

“New Plans” shall have the meaning set forth in Section 6.1(c).

“Non-Controlled Funds” means each Managed Account and each Fund subject to a Sub-advisory Relationship.

“Non-Parties” shall have the meaning set forth in Section 10.11.

“Order” means any order, writ, injunction, decree, ruling or judgment of a Governmental Entity or Self-Regulatory Organization, whether temporary, preliminary or permanent.

“Ordinary Examination” has the meaning set forth in Section 3.16(h).

“Parent” shall have the meaning set forth in the Preamble hereto.

“Parent Material Adverse Effect” means any event, change, circumstance, effect, development or state of facts that, individually or in the aggregate with all other events, changes, circumstances, effects, developments or state of facts, would prevent or materially impair or delay, or would be reasonably likely to prevent or materially impair or delay, the ability of Parent or Merger Sub to perform their respective obligations under this Agreement or to consummate the transactions contemplated hereby.

“Parent Organizational Documents” means the Certificate of Limited Partnership and Agreement of Limited Partnership of Parent, together with all amendments thereto.

“Paying Agent” shall have the meaning set forth in Section 2.4(a).

“Payment Fund” shall have the meaning set forth in Section 2.4(a).

“Permitted Dividends” shall mean dividends declared and paid on the Common Shares after May 24, 2016 up to and immediately prior to the Closing, in an amount not to exceed $0.10 per Common Share.

“Permitted Liens” shall mean (a) mechanics’, carriers’, workers’, repairers’, materialmen’s, warehousemen’s, lessor’s, landlord’s and other similar liens arising or incurred in the ordinary course of business, in each case where the amounts secured thereby are not yet due and payable, (b) liens for utilities, Taxes, assessments, or governmental charges or levies on a Person’s properties if the same shall not at the time be delinquent or thereafter can be paid without penalty or are being contested in good faith by appropriate proceedings and for which appropriate reserves have been included on the balance sheet of the applicable Person in accordance with GAAP, (c) Liens disclosed on the existing title policies, title commitments and/or surveys which have been previously provided or made available to Parent, (d) Liens arising out of pledges or deposits under worker’s compensation laws, unemployment insurance, old age pensions or other social security or retirement benefits or similar legislation, (e) deposits securing liability to insurance carriers under insurance or self-insurance arrangements, (f) deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business, (g) non-exclusive licenses entered in the ordinary course of business, and (h) Liens in favor of a banking institution arising as a matter of applicable law encumbering deposits (including the right of set-off) held by such banking institution incurred in the ordinary course of business and which are within the general parameters customary in the banking industry.

“Person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

“Personal Information” shall have the meaning set forth in Section 3.14(d).

“Portfolio Companies” means any company in which any Client holds an investment.

“Preferred Share” means a limited liability company interest of the Company having the rights and obligations specified with respect to Preferred Shares specified in the LLC Agreement.

“Process Agent” shall have the meaning set forth in Section 10.3(d).

“Proxy Statement” shall have the meaning set forth in Section 3.4.

“QPAM” shall have the meaning set forth in Section 3.13(i).

“QPAM Exemption” shall have the meaning set forth in Section 3.13(i).

“Recourse Theory” shall have the meaning set forth in Section 10.11.

“Reports” shall have the meaning set forth in Section 3.16(n).

“Representatives” shall have the meaning set forth in Section 4.11.

“Required Company Vote” shall have the meaning set forth in Section 3.5.

“Rollover Agreement” shall have the meaning set forth in the Recitals hereto.

“Rollover Contributions” shall have the meaning set forth in the Recitals hereto.

“Rollover Holders” shall have the meaning set forth in the Recitals hereto.

“Rollover Shares” shall have the meaning set forth in the Recitals hereto.

“Rollover Agreements” shall have the meaning set forth in the Recitals hereto.

“Sarbanes-Oxley Act” shall have the meaning set forth in Section 3.8(e).

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Regulatory Organization” shall have the meaning set forth in Section 3.4.

“Senior Notes” means the 8.5% unsecured senior notes due October 30, 2025 issued by CIFC Corp. in the aggregate principal amount of $40,000,000.

“Shareholder” shall have the meaning set forth in the Recitals hereto.

“Sponsor” shall have the meaning set forth in Section 4.9.

“Sub-advisory Relationship” means any Contract pursuant to which any Company or Subsidiary of the Company provides sub-advisory services to any investment fund or other collective investment vehicle (including any general or limited partnership, trust, or limited liability company and whether or not dedicated to a single investor) whose principal advisor, general partner, managing member or manager is any Person who is not the Company or a Subsidiary of the Company.  The Sub-advisory Relationships are set forth on Annex B-4.

“Subordinated Notes” means (i) the junior subordinated notes due October 30, 2035 issued by CIFC Corp. in the aggregate principal amount of $95,000,000, and (ii) the junior subordinated notes due October 30, 2035 issued by CIFC Corp. in the aggregate principal amount of $25,000,000.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company or other organization or entity, whether incorporated or unincorporated, (a) of which such Person or any other Subsidiary of such Person is a general partner or managing member, or (b) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation, partnership, limited liability company or other organization or entity is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries; provided that no Fund shall be deemed to be a Subsidiary of the Company or any of its Affiliates.

“Superior Proposal” means any proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into any transaction involving an Acquisition Proposal that the Board of Directors of the Company determines in its good faith judgment (after consultation with the Company’s outside legal counsel and financial advisor) would be, if consummated, more favorable to the Company’s Shareholders than this Agreement and the Merger, considering such factors as the Board of Directors of the Company considers to be appropriate, except that the references to “15%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.  Reference to “this Agreement”, and “the Merger” in this paragraph shall be deemed to include any proposed alteration of the terms of this Agreement or the Merger that are agreed to by Parent pursuant to Section 7.5(d).

“Surviving Company” shall have the meaning set forth in Section 1.1.

“Tax Return” means any return, report, information statement and other documentation (including any amendment and any additional or supporting material) filed or maintained, or required to be filed or maintained, in connection with the calculation, determination, assessment, claim for refund or collection of any Tax.

“Taxes” means (a) any and all federal, state, local, foreign and other taxes, levies, fees, imposts and duties of whatever kind (including any interest, penalties or additions to the tax imposed in connection therewith or with respect thereto), whether or not imposed on the Company or any of its Subsidiaries, including, without limitation, taxes imposed on, or measured by, income, franchise, profits or gross receipts, and also ad valorem, value added, sales, use, service, real or personal property, capital stock, license, payroll, withholding, controlling interest transfer, employment, social security, workers’ compensation, unemployment compensation, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes and customs duties, whether disputed or not, (b) any liability for the payment of any amounts of the type described in (a) as a result of being (or ceasing to be) a member of an affiliated, consolidated, combined or unitary group, and (c) all liabilities for the payment of any amounts described in (a) or (b) as a result of being a transferee of or successor to any Person, or by reason of Contract, assumption, transferee liability, operation of Law, Treasury Regulation Section 1.502-6(a) (or any predecessor or successor thereof and any analogous or similar provision of Law) or otherwise.

“Termination Date” shall have the meaning set forth in Section 9.1(b).

“Termination Fee” shall have the meaning set forth in Section 9.2(b).

“Voting Agreement” shall have the meaning set forth in the Recitals hereto.

“Warrant Agreement” means that certain warrant agreement, dated as of December 31, 2013 and as amended from time to time, by and between CIFC Corp. and DFR Holdings, LLC.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed as of the date first above written.

CIFC LLC

By:	/s/ Julian Weldon
Name: Julian Weldon
Title: Secretary

F.A.B. HOLDINGS I LP

BY: F.A.B. FINANCIAL INVESTMENTS GP LIMITED

ITS: GENERAL PARTNER

By:	/s/ Tamara Williams
Name: Tamara Williams
Title: Director

By:	/s/ Peter Rioda
Name: Peter Rioda
Title: Director

CIFC ACQUISITION, LLC

By:	/s/ Michele Faissola
Name: Michele Faissola
Title: President